The Lion Electric Company

For the three and twelve months ended

December 31, 2023

February 28, 2024

SCHOOL BUS
LION

LION ELECTRIC

An **all-electric**
commercial vehicle manufacturer

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the years ended December 31, 2023 and 2022 and the three months ended December 31, 2023. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2023 and 2022. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and in section 23.0 entitled “Risk Factors” of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Lion's Audit Committee, and were approved and authorized for issuance by Lion's Board of Directors on February 28, 2024.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s audited annual consolidated financial statements and accompanying notes thereto for the years ended December 31, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards
Board (the “IASB”).
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sale of electric vehicles in Canada and in the United States.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s audited annual consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
All references to “fiscal 2023” are to the Company’s fiscal year ending December 31, 2023 and to “fiscal 2022” are to the Company’s fiscal year ended December 31, 2022.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"), the certification of the Lion heavy duty (HD) battery packs, the sourcing of lithium-ion battery cells, the Company's future growth and long-term strategy, the Company’s liquidity and capital requirements and management’s forecasts related thereto, ongoing litigation proceedings, the Company’s expected product pipeline, the implementation by the Company of measures aimed at reducing its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed, if any;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;

•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and
•the outcome of any legal proceedings in which the Company is or may be involved from time to time.
These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 of this MD&A entitled “Risk Factors”. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. This MD&A reflects information available to the Company as of February 28, 2024, the date of this MD&A. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted gross profit (loss), Adjusted gross margin, and Adjusted EBITDA, which are non-IFRS financial measures, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are neither required nor recognized measures under IFRS, and, as a result, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted gross profit (loss), Adjusted gross margin, Adjusted EBITDA, and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted Gross Profit (Loss) and Adjusted Gross Margin
Adjusted gross profit (loss) is defined as gross profit (loss) before the impact of a non-cash charge to gross profit (loss) resulting from the inventory write-down recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, as described in section 8.0 of this MD&A entitled "Operational Highlights" and section 13.0 of this MD&A entitled “Results of Operations”. Adjusted gross margin is calculated as Adjusted gross profit (loss) divided by revenue. The Company has elected to introduce Adjusted gross profit (loss) and Adjusted gross margin in order to measure its performance at the gross margin level without the impact of this non-cash charge, which can affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes that these measures are useful to management and investors as they facilitate period-to-period comparisons of the Company’s costs of sales and gross profit, including how efficiently the Company uses labor and materials for manufacturing goods sold to its customers, by excluding the impact of a non-cash charge that is not directly related to its operating performance. However, readers should be aware that when evaluating Adjusted gross profit (loss) and Adjusted gross margin, Lion may incur other charges similar to that excluded when calculating Adjusted gross profit (loss) in the future, and the exclusion of this charge should not be construed as an inference that a charge of a similar nature will not occur in the future. Readers should review the reconciliation of gross profit (loss), the most directly comparable IFRS financial measure, to Adjusted gross profit (loss) and Adjusted gross margin, which is presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin."

Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted to exclude restructuring costs, share-based compensation, change in fair value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA also excludes the impact of a non-cash impairment charge relating to intangible assets and property, plant and equipment resulting from the write-down of previously capitalized vehicle development costs and property, plant and equipment as well as the impact of a non-cash charge related to the inventory write-down referred to above, all of which were recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses. Lion uses adjusted EBITDA to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a further understanding of factors and trends affecting its business. The Company also believes this measure is useful for investors to assess the Company's profitability, its cost structure and its ability to service debt and to meet other payment obligations. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book
This MD&A also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of this MD&A entitled “Order Book”. The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See section 10.0 of this MD&A entitled "Order Book" for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.
5.0Company Overview
General
Lion's business focuses on the design, development, manufacturing and distribution of all-electric medium- and heavy-duty urban vehicles (“EV”). Each Lion vehicle is purpose-built for electric and entirely designed and assembled in-house, with its own chassis, truck cabin or bus body, proprietary battery technology with modular energy capacity and Lion software integration. Lion’s vehicles are assembled without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. For certain specialized truck applications, Lion has also established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances and utility trucks.
Lion has more than 13 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over 22 million miles (over 36 million kilometers ) driven by more than 1,850 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s medium and heavy-duty EVs are specifically designed to address the needs of the sub-250 mile (or 400 km) mid-range urban market, which is generally viewed as well suited for electrification given vehicles are typically driven over a relatively modest distance and return to base at the end of every workday.
Lion’s current line-up of purpose-built all-electric trucks can be divided into four main platforms based on gross vehicle weight rating ("GVWR"), namely the Lion5, the Lion6, the Lion8 and the Lion8 Tractor trucks, and its current line-up of all-electric buses can be divided into two main platforms, namely the LionC and LionD buses, all of which are offered in several range and configuration options with a view to meet customers' needs and route planning. Lion complements its product offering with various services, including sales support, full-service training, charging infrastructure assistance and maintenance support, all of which are available on-site at Lion’s Experience Centers, as well as financing, and identification and seeking of any applicable governmental grants.
Lion has a vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec, and a manufacturing facility in the United States located in Joliet, Illinois (the "Joliet Facility"), which supports the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles. Lion also has the Battery Plant and Innovation Center in Canada which is located at the YMX International Aerocity of Mirabel, Quebec. Except for the Innovation Center building forming part of the Lion Campus, all of such properties are leased by Lion and Lion does not own any real property.
See section 8.0 entitled "Operational Highlights" for more information, including with respect to the Joliet Facility and the Lion Campus.
6.0Research and Development
Lion’s team of engineers and other R&D professionals conducts development activities from its three R&D centers in Mirabel, Quebec, Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features and continuing the development of proprietary battery systems and specialized applications that can be integrated into Lion’s vehicles. Lion’s main R&D costs consist of expenditures towards assembly of prototype vehicles, the design, establishment, purchase, and implementation of equipment, as well as costs relating to its R&D professionals performing development activities.
7.0Financial Highlights
For the three months ended December 31, 2023 (Q4 2023), the Company's financial performance was the following when compared to the three months ended December 31, 2022 (Q4 2022):

•Revenue of $60.4 million, up $13.7 million, as compared to $46.8 million in Q4 2022.
•Delivery of 188 vehicles, an increase of 14 vehicles, as compared to the 174 delivered in Q4 2022.
•Gross loss of $9.1 million as compared to a gross loss of $4.8 million in Q4 2022.
•Adjusted gross profit1 of $0.8 million as compared to adjusted gross loss of $4.8 million in Q4 2022.
•Net loss of $56.5 million in Q4 2023, as compared to net loss of $4.6 million in Q4 2022.
•Adjusted EBITDA2 of negative $6.3 million, as compared to negative $13.9 million in Q4 2022.
•Additions to property, plant and equipment related to the Joliet Facility and the Lion Campus, amounted to $13.7 million, down $25.4 million, as compared to $39.1 million in Q4 2022. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $17.8 million, down $3.5 million as compared to $21.3 million in Q4 2022.
•Impairment of intangible assets and property, plant and equipment of $36.0 million and write-down of inventory of $9.8 million related to the LionA and LionM minibuses for which the Company made the decision to indefinitely delay the start of commercial production, as announced on November 7, 2023.

For the year ended December 31, 2023 (fiscal 2023), the Company's financial performance was the following when compared to the year ended December 31, 2022 (fiscal 2022):
•Delivery of 852 vehicles, an increase of 333 vehicles, as compared to the 519 delivered in fiscal 2022.
•Revenue of $253.5 million, up $113.6 million, as compared to $139.9 million in fiscal 2022.
•Gross loss of $5.5 million, as compared to gross loss of $12.9 million in fiscal 2022.
•Adjusted gross profit of $4.3 million as compared to adjusted gross loss of $12.9 million in fiscal 2022.
•Net loss of $103.8 million, as compared to net earnings of $17.8 million in fiscal 2022.
•Adjusted EBITDA of negative $34.3 million, as compared to negative $54.8 million in fiscal 2022.
•Additions to property, plant and equipment related to the Joliet Facility and the Lion Campus, amounted to $72.2 million, down $75.8 million, as compared to $148.0 million in fiscal 2022. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $67.2 million, down $11.9 million, as compared to $79.1 million in fiscal 2022.
•Impairment of intangible assets and property, plant and equipment of $36.0 million and write-down of inventory of $9.8 million related to the LionA and LionM minibuses for which the
1 Adjusted gross profit (loss) is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin" for a reconciliation of gross profit (loss), the most directly comparable IFRS financial measure, to Adjusted gross profit (loss).
2 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA" for a reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA.

Company made the decision to indefinitely delay of the start of commercial production, as announced on November 7, 2023.
8.0Operational Highlights
Joliet Facility
During the quarter ended December 31, 2023, the Company initiated the commercial production of LionD units which led to the completion of first deliveries to customers in January 2024.
As of December 31, 2023, additions to property, plant and equipment incurred by the Company since the beginning of the project totaled approximately $106 million, including approximately $6 million incurred during the fourth quarter of fiscal 2023, and approximately $21 million during fiscal 2023. All of such additions to property, plant and equipment related mostly to tenant improvements and the purchase of equipment, including bus line production equipment.
The Joliet Facility currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 2,500 buses on an annual basis. While the Company initially planned that, at full scale, the production capacity of the Joliet Facility would be principally focused on the production of trucks, as previously disclosed, the Company currently expects to rely on the truck manufacturing capacity available at its Saint-Jerome manufacturing facility to address current customer demand. As a result, the Company does not expect to incur any material capital expenditures related to the Joliet Facility in the short term. With respect to its operations at the Joliet Facility, the Company will however be required to incur operational expenditures in the future, more particularly if and when it accelerates its production cadence. Such expenditures, which could be significant, will be largely impacted by the production cadence, which, in turn, will be dependent upon a variety of factors, including, to a larger extent, the demand for the Company's products as well as the economic environment and the Company's liquidity profile, all of which have been and will continue to be reassessed by management on a continuous basis. See section 16.0 of this MD&A entitled “Liquidity and Capital Resources.”
Lion Campus
During the quarter ended December 31, 2023, the Company successfully completed the final certification for its medium duty (MD) battery pack, the LionBattery MD, a lithium-ion battery pack specifically designed for the Company's medium duty trucks and school buses. In addition, the Company continued to ramp up the production of lithium ion battery packs at its Battery Plant. The certification process for Lion's heavy duty (HD) battery pack is progressing and the Company expects final certification to occur near the middle of fiscal 2024. The Company is continuing activities to integrate the Lion battery pack technology into its vehicles. In parallel, the Innovation Center building is currently being used for various purposes, including as a testing and certification center for vehicles and batteries, a pre-delivery inspection site, a showroom and delivery center, and as warehousing space, in order to leverage space available and optimize operational efficiency.
As of December 31, 2023, additions to property, plant and equipment (mostly related to the purchase of battery production equipment, property construction, and property improvements) and additions to intangible assets (consisting mainly of battery development and integration activities) incurred by the Company since the beginning of the Lion Campus project (exclusive of capitalized interest) totaled approximately $125 million, including $9 million incurred during the fourth quarter of fiscal 2023, and approximately $47 million ($36 million of additions to property, plant and equipment and $11 million of additions to intangible assets) during fiscal 2023.
The Battery Plant currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 1.7 GWh on an annual basis.
As previously disclosed, the Company does not expect to incur any material capital expenditures related to the Lion Campus in the short term. With respect to its operations at the Lion Campus, the Company will however be required to incur operational expenditures in the future, more particularly if and when it accelerates its production cadence. Such expenditures, which could be significant, will be largely impacted by the production cadence, which, in turn, will be dependent upon a variety of factors, including, to a larger extent, the demand for the Company's products as well as the economic environment and the Company's liquidity profile, all of which have been and will continue to be reassessed by management on a continuous basis. See section 16.0 of this MD&A entitled “Liquidity and Capital Resources.”
U.S. Environmental Protection Agency (EPA) Clean School Bus Program (the "EPA Program") Update
In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Program (the "2022 rebate round"), which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced the availability of an additional $400 million of grants through a new 2023 grant funding round (the "2023 grant round") under the EPA Program which was more than doubled in January 2024 as further described below. Rebates under the 2022 rebate round and grants under the 2023 grant round have been awarded. On September 28, 2023, the EPA announced additional funding of up to $500 million through a rebate round (the "2023 rebate round"), in respect of which applications are now closed and awards are expected to be announced in April 2024. Please refer to the EPA's website for additional information on the EPA Program: https://www.epa.gov/cleanschoolbus.
Lion all-electric school buses are eligible under all of the foregoing rounds of the EPA program. Under the 2022 rebate round, Lion all-electric school buses were eligible for up to $375,000 per bus for priority districts ($250,000 for other eligible districts). In addition, subsidies of up to $20,000 were available for charging infrastructure under the 2022 rebate round. Under the 2023 grant round, an aggregate total of $395,000 in funding is available for priority districts (other eligible districts can receive an aggregate total of $250,000) for all-electric buses and charging infrastructure. Under the 2023 rebate round, an aggregate total of $345,000 in funding is available for priority districts (other eligible districts can receive an aggregate total of $200,000) for all-electric buses and charging infrastructure, and stacking with certain other state programs and tax credits is permitted.
In order to benefit from vouchers granted under the EPA Program, applicants which are selected are granted vouchers and must submit a payment request once a purchase order for all-electric school buses has been signed. Under the 2022 rebate round in which Lion participated directly and indirectly through school districts, once the EPA reviewed and was satisfied with a payment request, the EPA issued an initial upfront payment to the applicant selected, such that payments made under the EPA Program were generally made before the actual delivery of the applicable school bus. During fiscal 2023, the Company received initial upfront payments from the EPA of approximately $80 million under the 2022 rebate round, of which approximately $16 million was recorded as deferred revenue and other deferred liabilities as of December 31, 2023, as the related vehicles had not yet been delivered.
As the EPA may issue initial upfront payments before the actual delivery of the applicable school buses, any upfront payment received by Lion remains subject to delivery of the applicable school buses by Lion in accordance with the terms and conditions of the EPA Program and the applicable purchase orders. In the event that a given order is not ultimately fulfilled and that the delivery of any applicable school buses is not ultimately completed, any initial upfront payment received is required to be repaid to the EPA. As of December 31, 2023, no amounts were repaid to the EPA. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements.” Also see Section 10.0 of this MD&A entitled “Order Book” for additional information with respect to purchase orders obtained and payment requests submitted by the Company with respect to school buses subject to awards under the 2022 rebate round, as well as a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.
On January 8, 2024, the EPA announced that it more than doubled the funding amount initially announced for the 2023 grant round, thereby allocating nearly $1 billion to 67 applicants. Based on the EPA, the awards under the 2023 grant round are expected to facilitate the purchase of over 2,700 clean school buses in 280 school districts serving over 7 million students across 37 states. Lion estimates that approximately 70% of all units awarded under the 2023 grant round have been directly granted to school districts, financial entities and third-party contractors. Lion was awarded a grant for 97 school buses and related charging infrastructure, representing a total of $38 million, as part of the 2023 grant round. Lion’s applications submitted in connection with this 2023 grant round were prepared in collaboration with selected school districts. Lion will continue to work closely with the applicable school districts in order to complete the milestones required under the program and execute purchase orders with such school districts.
Lion5 Truck Commercial Production
During the quarter ended December 31, 2023, the Company initiated the commercial production of Lion5 units which are mounted with Lion medium duty (MD) battery packs.
Workforce Reduction
On November 27, 2023, the Company announced a workforce reduction aimed at rationalizing its cost structure. The reduction affected 150 employees in production overhead, manufacturing, product development and administrative functions, both in Canada and the United States.
Delay of Commercial Production of LionA and LionM
On November 7, 2023, the Company announced its decision to indefinitely delay the start of commercial production of the LionA all-electric mini school bus, which was designed for school transportation and to accommodate passengers with special needs, with a capacity of up to 24 passengers. Such decision will also delay the production of the LionM model, an all-electric minibus designed to be used for paratransit or as a standard shuttle bus, and which leverages the same platform as the LionA. The decision was made to prioritize the commercial production of Lion's other products (including the Lion8T) and the integration of Lion batteries to Lion's existing vehicles.
Order for 50 LionC School Buses
On November 3, 2023, Lion announced that it received a conditional purchase order for 50 all-electric LionC school buses from Highland Electric Fleets, a leading provider of Electrification-as-a-Service for school districts, governments, and fleet operators in North America. The purchase order is conditional upon the satisfactory grant of non-repayable contributions to Highland Electric Fleets under the ZETF program. See Section 10.0 of this MD&A entitled “Order Book” for additional information with respect to purchase orders obtained by the Company.
9.0Recent Developments
As of February 28, 2024, the Company decided to proceed with the temporarily lay off of approximately 100 employees, mostly impacting the nightshift production workforce at its Saint-Jerome manufacturing facility. The measure aims at further rationalizing the Company’s cost structure in the context of prolonged challenges experienced by the Company, including delays and challenges associated with the processing and granting of various governmental subsidies and incentives, notably the ZETF program, which continue to negatively impact the Company’s scheduled deliveries and sales efforts, and at further aligning its production workforce with current production requirements. The Company will reassess its production needs in the context of any future developments, including any developments relating to the foregoing challenges. See Section 10.0 of this MD&A entitled “Order Book” for additional information.
10.0Order Book3
As of February 28, 2024, Lion’s vehicle order book stood at 2,076 all-electric medium- and heavy-duty vehicles, consisting of 285 trucks and 1,791 buses, representing a combined total order value of approximately $500 million as calculated per management's methodology further described below.
3 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 132 charging stations, representing a combined total order value of approximately $4 million, as of February 28, 2024 as calculated per management's methodology further described below. The decrease in the vehicle order book of 156 vehicles (representing a total value order of approximately $25 million) as compared to the vehicle order book of 2,232 vehicles (representing a combined total order value of approximately $525 million) as previously disclosed on November 7, 2023 is mainly due to deliveries made since November 7, 2023 as well as the delays and challenges experienced with various governmental subsidies and incentives, including as described below under in respect of the ZEFT Program, which created uncertainty and negatively impacted the Company's sales efforts. See section 23.0 of this MD&A entitled "Risk Factors".
ZETF Program Delays
Lion and its clients continue to experience delays and challenges in the processing of applications filed under the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”). Lion is actively engaged in discussions with the Canadian Federal government regarding the application of the program. As previously indicated and described in the disclosure relating to the management’s methodology below, more than half of the vehicles included in the Company’s order book are contingent upon grants under the ZETF. If the above-mentioned delays persist, the orders relating to such vehicles may be cancelled, in whole or in part, or be subject to renegotiation. See section 23.0 of this MD&A entitled “Risk Factors”.

Order Book Methodology

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of February 28, 2024 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025 (which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada). Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client. See the first paragraph of this section 10.0 entitled "Order Book" for a presentation of the variance in the total number of units and the total dollar value of the vehicles and charging stations included in the Company's order book since November 6, 2023, being the last date on which such information was presented.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 of this MD&A entitled “Risk Factors”. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). More than half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. In addition, purchase orders obtained in connection with the first round of funding under the EPA Program, require, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental programs, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 519 vehicles during the year ended December 31, 2022 and 852 vehicles during the year ended December 31, 2023. As of February 28, 2024, the Company’s vehicle order book stood at 2,076 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2026, will require that the Company accelerates its production cadence. While the Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis (see section 8.0 of this MD&A entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 of this MD&A entitled “Key Factors Affecting Lion's Performance” for further details), the Company's operations are currently being conducted on a lower scale and it has limited experience to date in high volume manufacturing. In addition, as of February 28, 2024, 166 units included in the order book, consisting of trucks and representing a combined total order value of approximately $60 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and section 23.0 of this MD&A entitled “Risk Factors”, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

11.0     Key Factors Affecting Lion’s Performance
Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 of this MD&A entitled “Risk Factors”.

Regulatory Landscape and Government and Economic Incentives
Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various programs, subsidies and incentives have been introduced by governmental authorities in Canada and the United States in order to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by such federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. Substantially all of the vehicle orders included in Lion’s order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The application, treatment, and processing times of governmental programs, subsidies and incentives are also subject to important variations. As further described under "ZETF Program Delays", “Delivery Periods” and “Ongoing Evaluation; Risk Factors” in section 10.0 of this MD&A entitled “Order Book,” there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria and processing times of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See section 23.0 entitled “Risk Factors” of this MD&A.
Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.
Although Lion’s vehicles qualify as zero emissions vehicles (“ZEVs”), they are subject to regulations regarding vehicle emissions. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) have annual certification greenhouse gas emissions requirements related to Lion’s vehicles. The CARB certification is required to participate in California’s HVIP. In Canada, the Heavy-duty Vehicle and Engine Greenhouse Gas Emission Regulations adopted under the Canadian Environmental Protection Act, 1999, establish Canadian emission standards and test procedures for Canadian manufacturers, distributors and importers of heavy-duty vehicles. These standards and procedures are aligned with the requirements of the United States Code of Federal regulations for on-road heavy-duty vehicles and engines published by the EPA, parts of which are incorporated by reference in the regulations. However, testing and other requirements to demonstrate compliance may vary, adding to the regulatory complexity of Lion’s operations. In addition, the use, storage, transport, and disposal of Lion’s battery packs is subject to extensive regulation. Lithium-ion cells may be regulated as “hazardous” or “dangerous” goods under several regulatory regimes in both the United States and Canada. In addition to the proper handling, recycling, and disposal of expended batteries, Lion’s operations are subject to a wide range of laws and regulations related to the protection of the environment, including those regulating air emissions, discharges to water, waste management, worker health and safety, and environmental cleanup.

Customer Demand for Electrification
The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today in order to benefit from the growing customer demand for electric vehicles.
Supply Chain
The Company’s supply, notably in respect of battery cells, battery packs and modules and other raw materials is critical in allowing the Company to scale its operations and execute on its growth strategy, such that any supply delay or vulnerability in the supply chain may cause delays in the availability of the Company’s products. Global supply chain challenges may be caused by labor shortages or other global economic uncertainties and events, including inflationary pressures and military conflicts. Disruptions, including port congestion, rail and weather disruptions, trucker shortages and intermittent supplier shutdowns and delays, may result in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. In addition, while the Company obtains components from multiple sources whenever possible, some of the components used in its vehicles are purchased from a single source and sometimes require custom design tailored to Lion vehicles such that there could be challenges in securing alternative supply sources for such components. The Company has from time-to-time experienced, and may experience in the future, shortages of raw materials, components and labor resulting in production slowdowns. Supply chain challenges have in certain cases contributed and may contribute in the future to delays in the rollout of certain products, resulting in the loss of a given subsidy or incentive for a client, or forcing a client to reallocate annual spending, therefore contributing to the cancellation of certain orders. In other cases, such challenges have required, and may require in the future, the Company to collaborate with its clients to agree on updated delivery periods or otherwise negotiate revised terms and conditions or enter into new purchase orders. See section 10.0 of this MD&A entitled “Order Book.” In its efforts to mitigate the impact of any supply chain challenges, the Company continues to focus on the management of inventory for critical components such as batteries and motors and to increase its reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. In addition, the Company has increased its supplier redundancy for specific parts. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts that may be most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring its supply chain and expects to continue implementing measures to mitigate identified or potential issues. In addition, the Company continues to monitor market dynamics to roll out, as deemed necessary, price increases in certain markets.
Reduction in Total Cost of Ownership
The total cost of ownership (“TCO”), along with vehicle range and payload capacity, quality and reliability, safety, customer experience, technological innovation, charging expertise and compliance with environmental regulation are the primary drivers of truck and bus purchasing decisions for fleet owners and operators.
Lion’s management believes that Lion’s truck TCO is currently favorable to comparable diesel vehicles in most use cases. Over time, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically makes it more difficult for the lower energy and maintenance costs to significantly offset the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, governmental subsidies and incentives are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result of, among other things, reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization and fixed cost absorption, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of governmental subsidies and incentives. However, if the cost of electric vehicles does not decrease over time, or if subsidies or incentives are reduced, eliminated or expire, Lion’s future sales could be negatively impacted. See section 23.0 entitled “Risk Factors” of this MD&A.
Product Development and Manufacturing
Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s current line-up of purpose-built all-electric vehicles consists of trucks, which can be divided into four main platforms, and all-electric buses, which can be divided into two main platforms. Lion has also established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications. Although Lion has developed and manufactured specialized chassis for such applications that can fit all-electric battery packs, the electrification and final configuration of certain of the specialized applications offered by Lion and its partners require input from upfitters and their ultimate customers and, in certain instances, Lion is still in the process of finalizing testing and integration with its partners and customers. Lion has also developed, and may in the future develop, additional products, specialized applications and services. Lion continuously assesses the timing and allocation of resources with respect to the development of other products and/or integration of specialized applications. See “Products and Solutions” in section 5.4 entitled “Business of the Company” of the Company’s Annual Information Form for the year ended December 31, 2023, for a description of Lion’s products and solutions and product development pipeline. See also “Delay of Commercial Production of LionA and LionM” in section 8.0 of this MD&A entitled “Operational Highlights.” In addition, vehicle manufacturers often experience, and the Company has in the past experienced delays in the design, production and launch of new products. Any delay in the design, production and launch of new models or in doing so cost-effectively and with high quality, or any failure by the Company to satisfy the needs and requirements of its customers in terms of products, specifications and services, could harm the Company’s reputation and brand.
The Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis. Lion also has the Lion Campus, which is located at the YMX International Aerocity of Mirabel, Quebec, and consists of the Company’s Battery Plant and Innovation Center. The majority of the vehicles delivered by the Company during the year ended December 31, 2023 were manufactured in Saint-Jerome. With respect to the estimated annual capacity at full scale at the Saint-Jerome manufacturing facility of 2,500 vehicles and at the Joliet Facility of 2,500 buses, the Company does not expect that any significant capital expenditure will be required to achieve such production capacity, which would require mostly operational expenditures and could be achieved through additional workforce and certain optimization of production lines. The Company has not to date produced at such level and has limited experience to date in high volume manufacturing of its vehicles. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Costs of Raw Materials and Supplies
Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, composite, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions, global demand and other factors, including inflation. While Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and battery cells, it remains exposed to multiple risks relating to price fluctuations and other factors which could impact supply. In particular, the inability of the Company’s current or future suppliers of key parts to sustainably meet the Company’s timelines, or cost, quality and volume needs may negatively impact the Company, force the redesign of certain of its models or translate in the cancellation of orders or the loss of certain clients or sales.
Prior to the commencement of its manufacturing operations at the Battery Plant, Lion relied only on third-party battery suppliers to source battery cells, modules and packs that it integrated in its vehicles. In connection with the establishment of its manufacturing operations at the Battery Plant, Lion now manufactures its own battery modules and packs that integrate 21700 cylindrical battery cells sourced from third-party suppliers. While Lion intends to continue in certain instances to rely on third-party suppliers for battery packs, it expects to increase optimization for product design, cost and production efficiency over time by producing battery packs in-house.
As previously disclosed, the Company initiated in fiscal 2022 arbitration proceedings in order to enforce the terms and conditions of the multi-year battery pack supply contract it had entered into with Romeo Systems, Inc. ("Romeo") (who became a subsidiary of Nikola Corporation (''Nikola'')) in November 2020. On June 30, 2023, Nikola announced the liquidation of Romeo's assets for the benefit of its creditors. In light of such liquidation, the Company decided not to pursue its arbitration proceedings against Romeo, and to only maintain its legal proceedings against Nikola. Romeo’s failure to comply with its obligations under the multi-year battery pack supply contract resulted in delays in the commencement of the commercial production of the Lion8T, which is now expected to commence near the middle of fiscal 2024, and in the Company deciding to mount its Lion8T trucks with the Company’s proprietary battery packs manufactured at the Battery Plant. See section 13.0 of the Company’s Annual Information Form entitled “Legal Proceedings and Regulatory Actions.”
The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if its suppliers are unable or unwilling to fulfill purchase orders submitted by the Company and/or if the Company is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.
Foreign Exchange
The Company’s revenues are reported in U.S. dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's main manufacturing operations are currently located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is denominated in both Canadian and U.S. dollars. Therefore, the Company’s revenues, gross profit and net income (loss) reported in U.S. dollars are and are expected to continue to be exposed to foreign exchange fluctuations.
Seasonality
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks may become more prevalent and new products and applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school buses. Over time, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks.
Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.
Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance).
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, sales commissions, share-based compensation, business development, aftermarket sales and advertising, marketing and communications.
Restructuring Costs
Restructuring costs are comprised mainly of severance costs recognized in connection with the workforce reduction announced on November 27, 2023.
Impairment of Intangible Assets and Property, Plant and Equipment
Impairment of intangible assets and property, plant and equipment relates to the write-down of previously capitalized vehicle development costs and property, plant and equipment which resulted from the Company’s decision to indefinitely delay the start of the commercial production of the LionA and LionM minibuses, as announced on November 7, 2023.
Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debts, legal and other costs related to debt and share warrant financing activities, interest on lease liabilities, accretion expense on convertible and non-convertible debentures, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are denominated in foreign currencies to the functional currencies of the related Lion entities, as a result of changes in foreign currency rates.
Change in Fair Value of Conversion Options on Convertible Debt Instruments
The Convertible Debentures issued on July 19, 2023 are, subject to their terms and conditions, convertible at the holders’ option into Common Shares. Their conversion price is also subject to customary adjustments and, upon the occurrence of certain events, including a “fundamental change”, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole”

adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a given repurchase price. See “Convertible Debentures” in section 16.0 of this MD&A entitled “Liquidity and Capital Resources" for further details regarding the terms and conditions of the convertible Debentures.
Lion determined that since the conversion options are financial instruments that do not meet the “Fixed for Fixed” criteria under IAS 32, the conversion options are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, and are each initially recorded at fair value and then revalued at each reporting date.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued warrants to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Company's business combination and plan of reorganization (the ''Business Combination''), which resulted in a wholly-owned subsidiary of Lion merging with Northern Genesis Acquisition Corp. (''NGA''), each outstanding warrant to purchase shares of NGA’s common stock ("NGA Warrant" was converted into a warrant to acquire one common share of Lion (a “Business Combination Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which were public Business Combination Warrants and 11,139,069 of which were private Business Combination Warrants.
Each Business Combination Warrant entitles the holder to acquire one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Business Combination Warrant may be exercised on a cashless basis and may not be redeemed by the Company for so long as it is held by Northern Genesis Sponsor LLC or its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
In connection with the December 2022 Offering (as defined below), the Company issued 22,637,795 ''2022 Warrants''. Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events.
In connection with the 2023 Debenture Financing, the Company issued the July 2023 Warrants to holders of Non-Convertible Debentures entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 common shares in the aggregate at an exercise price of C$2.81 per common share. The exercise price of the July 2023 Warrants is subject to customary adjustments.
The Company determined that the Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants are each initially recorded at fair value and then revalued at each reporting date.

13.0     Results of Operations
Comparison of Annual Results
Lion’s results of operations for the years ended December 31, 2023, 2022 and 2021 are presented below:

	Years ended
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021	Variation 2023-2022	% Change 2023-2022	Variation 2022-2021	% Change 2022-2021

Revenue	$253,496	$139,914	$57,710	$113,582	81%	$82,204	142%
Cost of sales	$259,020	$152,862	$57,665	$106,158	69%	$95,197	165%
Gross profit (loss)	$(5,524)	$(12,947)	$45	$7,423	n.a.	$(12,993)	n.a.
Gross margin	(2.2)%	(9.3)%	—%	n.a.	7.1%	n.a.	(9.3)%

Adjusted gross profit (loss) (1)	$4,285	$(12,947)	$45	$17,232	n.a	$(12,993)	n.a
Adjusted gross margin (1)	1.7%	(9.3)%	—%	n.a	11.0%	n.a	(9.3)%

Operating expenses:
Administrative expenses	$51,479	$44,843	$78,423	$6,636	15%	$(33,580)	(43)%
Selling expenses	$19,650	$22,974	$27,720	$(3,324)	(14)%	$(4,746)	(17)%
Transaction costs	$—	$—	$13,655	$0	n.m.	$(13,655)	(100)%
Restructuring costs	$1,426	$—	$—	$1,426	n.m.	n.m.	n.m.
Impairment of intangible assets and property, plant and equipment	$35,998	$—	$—	$35,998	n.m	n.m.	n.m.
Operating loss	$(114,079)	$(80,764)	$(119,752)	$(33,315)	41%	$38,988	(33)%

Finance costs	$17,892	$955	$8,332	$16,937	1774%	$(7,377)	(89)%
Foreign exchange (gain) loss	$(2,260)	$1,973	$1,037	$(4,233)	(215)%	$936	90%
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	$(4,982)	$—	$—	$(4,982)	n.m.	$—	n.m.
Change in fair value of share warrant obligations	$(20,963)	$(101,468)	$(85,796)	$80,505	(79)%	$(15,672)	18%
Net earnings (loss)	$(103,766)	$17,776	$(43,325)	$(121,542)	n.m.	$61,101	n.m.

Foreign currency translation adjustment	$6,947	$(18,310)	$321	$25,257	n.m.	$(18,631)	n.m.

Comprehensive loss	$(96,819)	$(534)	$(43,004)	$(96,285)	n.m.	$42,470	n.m.

Basic earnings (loss) per share	$(0.46)	$0.09	$(0.27)	$(0.55)	n.m.	$0.36	n.m.

Diluted earnings (loss) per share	$(0.46)	$0.09	$(0.27)	$(0.55)	n.m.	$0.36	n.m.

Basic weighted average number of common shares outstanding	224,311,227	193,113,983	162,245,092	31,197,244	n.a.	30,868,891	n.a.

Diluted weighted average number of common shares outstanding	224,311,227	200,591,663	162,245,092	23,719,564	n.a.	38,346,571	n.a.
(1) Adjusted gross profit (loss) and Adjusted gross margin are non-IFRS financial measures. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin" for a reconciliation of gross profit (loss), the most directly comparable IFRS financial measure, to Adjusted gross profit (loss).
n.a. = not applicable
n.m. = not meaningful

Revenue
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, revenue amounted to $253.5 million, an increase of $113.6 million, compared to the year ended December 31, 2022. The increase in revenue was primarily due to an increase in vehicle sales volume of 333 units, from 519 units (409 school buses and 110 trucks; 471 vehicles in Canada and 48 vehicles in the U.S.) for the year ended December 31, 2022, to 852 units (771 school buses and 81 trucks; 625 vehicles in Canada and 227 vehicles in the U.S.) for the year ended December 31, 2023. Revenues for the year ended December 31, 2023 were positively impacted by the impact of a higher proportion of U.S. vehicle sales as compared to fiscal 2022, however were negatively impacted by delays in the processing and granting of subsidies, which resulted in the postponement of deliveries of vehicles which were ready for delivery.
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, revenue amounted to $139.9 million, an increase of $82.2 million, compared to the year ended December 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 323 units, from 196 units (151 school buses and 45 trucks; 134 vehicles in Canada and 62 vehicles in the U.S.) for the year ended December 31, 2021, to 519 units (409 school buses and 110 trucks; 471 vehicles in Canada and 48 vehicles in the U.S.) for the year ended December 31, 2022. Revenues for the year ended December 31, 2022 were impacted by global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models.
Cost of Sales
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, cost of sales amounted to $259.0 million, representing an increase of $106.2 million, compared to the year ended December 31, 2022. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment. In addition, cost of sales were impacted by the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the commercial production of the LionA and LionM minibuses.
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, cost of sales amounted to $152.9 million, representing an increase of $95.2 million, compared to the year ended December 31, 2021. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of global supply chain challenges and the inflationary environment.
Gross Loss
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, gross loss improved by $7.4 million to negative $5.5 million, compared to negative $12.9 million for the year ended December 31, 2022. The improvement was primarily due to the positive impact of increased sales volumes, favorable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of production capacity, and the impact of the inflationary environment. Gross loss for the year ending December 31, 2023 was also negatively impacted by the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the commercial production of the LionA and LionM minibuses.

Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, gross profit decreased by $13.0 million to negative $12.9 million, compared to nil for the year ended December 31, 2021. The decrease was primarily due to the impact of increased fixed manufacturing costs and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, product mix, and the impact of global supply chain challenges and the inflationary environment, partially offset by the positive impact of increased sales volumes.
Administrative Expenses
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, administrative expenses increased by $6.6 million, from $44.8 million for the year ended December 31, 2022, to $51.5 million. Administrative expenses for the year ended December 31, 2023 included $5.0 million of non-cash share-based compensation, compared to $9.5 million for the year ended December 31, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $35.3 million for the year ended December 31, 2022, to $46.5 million for year ended December 31, 2023. The increase was mainly due to an increase in expenses and a higher headcount, both resulting from the expansion of Lion’s head office and general corporate capabilities. As a percentage of sales, administrative expenses represented 20% of net sales for the year ended December 31, 2023, compared to 32% for the year ended December 31, 2022.
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, administrative expenses decreased by $33.6 million, from $78.4 million for the year ended December 31, 2021, to $44.8 million. Administrative expenses for the year ended December 31, 2022 included $9.5 million of non-cash share-based compensation, compared to $56.7 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $21.7 million for the year ended December 31, 2021, to $35.3 million for year ended December 31, 2022. The increase was mainly due to an increase in expenses reflecting Lion’s transition to being a public company in May 2021, an increase in expenses resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.
Selling Expenses
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, selling expenses decreased by $3.3 million, from $23.0 million for the year ended December 31, 2022, to $19.7 million. Selling expenses for the year ended December 31, 2023 included $0.2 million of non-cash share-based compensation, compared to $2.9 million for the year ended December 31, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $20.1 million for the year ended December 31, 2022, to $19.5 million for year ended December 31, 2023. The slight decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs, partially offset by higher sales commissions related to higher revenue.
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022, selling expenses decreased by $4.7 million, from $27.7 million for the year ended December 31, 2021, to $23.0 million. Selling expenses for the year ended December 31, 2022 included $2.9 million of non-cash share-based compensation, compared to $14.4 million for the year ended December 31, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $13.3 million for the year ended December 31, 2021, to $20.1 million for year ended December 31, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.
Restructuring Costs
Restructuring costs of $1.4 million for the year ended December 31, 2023 are comprised mainly of severance costs related to the workforce reduction announced on November 27, 2023. No such restructuring costs were incurred in fiscal 2022 or 2021.
Impairment of Intangible Assets and Property, Plant and Equipment
Impairment of intangible assets and property, plant and equipment of $36.0 million for the year ended December 31, 2023 relates to the write-down of previously capitalized vehicle development costs and property, plant and equipment related to the Lion A and Lion M minibuses for which the Company made the decision to indefinitely delay the start of commercial production, as announced on November 7, 2023. No such impairment was recorded in fiscal 2022 and 2021.
Transaction Costs
Transaction costs of $13.7 million for the year ended December 31, 2021 were incurred in the second quarter of 2021 and related to the completion of the Business Combination pursuant to which Lion became a public company, and were mainly composed of legal, banking, and other professional fees. No such transaction costs were incurred in fiscal 2022 and 2023.
Finance Costs
Fiscal 2023 compared to Fiscal 2022
For the year ended December 31, 2023, finance costs increased by $16.9 million, from $1.0 million for the year ended December 31, 2022, to $17.9 million for the year ended December 31, 2023. Finance costs for the year ended December 31, 2023 were net of $6.5 million of capitalized borrowing costs, compared to $5.1 million for the year ended December 31, 2022. Excluding the impact of capitalized borrowing costs, finance costs increased by $18.3 million compared to the year ended December 31, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the year relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant. In addition, finance costs for the year ended December 31, 2022 included a gain of $2.1 million on the derecognition of the financial liability occurred as a result of the termination of an agreement maturing on May 7, 2022 granting a private company with dealership rights in certain regions in the United States.
Fiscal 2022 compared to Fiscal 2021
For the year ended December 31, 2022 finance costs decreased by $7.4 million, from $8.3 million for the year ended December 31, 2021, to $1.0 million for the year ended December 31, 2022. Finance costs for the year ended December 31, 2022 were net of $5.1 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs decreased by $2.2 million compared to the year ended December 31, 2021. The decrease was driven primarily by lower interest expense on long-term debt, the non-recurrence of interest expense on convertible debt instruments that was repaid in fiscal 2021 and accretion expense on retractable common shares which were repaid on May 6, 2021, and the $2.1 million gain on the derecognition of a financial liability (which occurred as a result of the termination of an agreement maturing on May 7, 2022 granting a private company with dealership rights in certain regions in the United States), partially offset by an increase in financing costs related to the establishment of the ATM Program, the issuance of the 2022 Warrants, and interest on lease liabilities, including for the Joliet Facility.

Foreign Exchange Loss (Gain)
Fiscal 2023 compared to Fiscal 2022
Foreign exchange loss (gain) relates primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the year ended December 31, 2023, foreign exchange gain was $2.3 million, compared to a loss of $2.0 million in the prior year, related primarily to the impact of changes in foreign currency rates, related primarily to the impact of changes in the Canadian dollar relative to the U.S. dollar.
Fiscal 2022 compared to Fiscal 2021
Foreign exchange losses and gains for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the year ended December 31, 2022, foreign exchange loss was $2.0 million, compared to a loss of $1.0 million in the prior year, and related primarily to the impact of changes in foreign currency rates, related primarily to the impact of changes in the Canadian dollar relative to the U.S. dollar.
Change in Fair Value of Conversion Options on Convertible Debt Instruments
For the year ended December 31, 2023, change in fair value of conversion options on convertible debt instruments was a gain of $5.0 million, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023.
Change in Fair Value of Share Warrant Obligations
Fiscal 2023 compared to Fiscal 2022
Change in fair value of share warrant obligations moved from a gain of $101.5 million for the year ended December 31, 2022, to a gain of $21.0 million, for the year ended December 31, 2023. The gain for the year ended December 31, 2023 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Fiscal 2022 compared to Fiscal 2021
Change in fair value of share warrant obligations resulted in a gain of $101.5 million for the year ended December 31, 2022, compared to a gain of $85.8 million for the year ended December 31, 2021, related to the Specific Customer Warrants, the public and private Business Combination Warrants, and the 2022 Warrants. The gain for the year ended December 31, 2022 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
Fiscal 2023 compared to Fiscal 2022
The net loss of $103.8 million for the year ended December 31, 2023 as compared to the net earnings of $17.8 million for the prior year was largely due to an improvement in gross loss, inclusive of the impact of the inventory write-down related to the delay of the start of commercial production of the LionA and LionM minibuses, more than offset by higher administrative and selling expenses, the impairment charge related to the delay of the start of commercial production of the LionA and LionM minibuses, higher finance costs, and lower gains related to non-cash decrease in the fair value of share warrant obligations.
Fiscal 2022 compared to Fiscal 2021
For year ended December 31, 2022, net earnings increased by $61.1 million, from a net loss of $43.3 million for the year ended December 31, 2021, to net earnings of $17.8 million. The improvement in net earnings for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was largely due to lower non-cash share-based compensation, lower transaction and finance costs, and the higher gain on the fair value of share warrant obligations during discussed in “Change in fair value of share warrant obligations” in fiscal 2022, partially offset by higher gross loss and higher administrative and selling expenses (excluding share-based compensation).

Comparison of Fourth Quarter Results for Fiscal 2023 and Fiscal 2022
Lion’s results of operations for the three months ended December 2023 and 2022 are presented below:

	Unaudited - three months ended
	Dec 31, 2023	Dec 31, 2022	Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$60,429	$46,769	$13,660	29%
Cost of sales	$69,480	$51,533	$17,946	35%
Gross loss	$(9,051)	$(4,765)	$(4,286)	n.a.
Gross margin	(15.0)%	(10.2)%	n.a	(5)%

Adjusted gross profit (loss) (1)	$758	$(4,765)	$5,523	n.a
Adjusted gross margin (1)	1.3%	(10.2)%	n.a	11%

Operating expenses:
Administrative expenses	$13,011	$9,997	$3,014	30%
Selling expenses	$3,147	$5,643	$(2,496)	(44)%
Restructuring costs	$1,426	$—	$1,426	n.a.
Impairment of intangible assets and property, plant and equipment	$35,998	$—	$35,998	n.a.
Operating loss	$(62,634)	$(20,405)	$(42,229)	n.m.

Finance costs (income)	$6,743	$(891)	$7,634	(856)%
Foreign exchange (gain) loss	$(2,155)	$559	$(2,714)	n.m.
Change in fair value of conversion options on convertible debt instruments	$(1,626)	$—	$(1,626)	n.m.
Change in fair value of share warrant obligations	$(9,052)	$(15,434)	$6,382	n.m.
Net loss	$(56,543)	$(4,638)	$(51,905)	n.m.

Foreign currency translation adjustment	$5,786	$3,523	$2,263	n.m.

Comprehensive loss	$(50,757)	$(1,115)	$(49,642)	n.m.

Basic earnings loss per share	$(0.25)	$(0.02)	$(0.23)	n.m.

Diluted earnings (loss) per share	$(0.25)	$(0.02)	$(0.23)	n.m.

Basic weighted average number of common shares outstanding	226,184,932	200,557,268	–	n.a.

Diluted weighted average number of common shares outstanding	226,184,932	200,557,268	–	n.a.
(1) Adjusted gross profit (loss) and Adjusted gross margin are non-IFRS financial measures. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin" for a reconciliation of gross profit (loss), the most directly comparable IFRS financial measure, to Adjusted gross profit (loss).
n.a. = not applicable
n.m. = not meaningful

Revenue
For the three months ended December 31, 2023, revenue amounted to $60.4 million, an increase of $13.7 million, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 14 units, from 174 units (139 school buses and 35 trucks; 160 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended December 31, 2022, to 188 units (178 school buses and 10 trucks; 107 vehicles in Canada and 81 vehicles in the U.S.) for the three months ended December 31, 2023, including the impact of a higher proportion of U.S. vehicle sales than in the corresponding period in the prior year.
Cost of Sales
For the three months ended December 31, 2023, cost of sales amounted to $69.5 million, representing an increase of $17.9 million compared to $51.5 million in the corresponding period in the prior year. The increase was primarily due to the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment.
Gross Loss
For the three months ended December 31, 2023, gross loss increased by $4.3 million, from a gross loss of $4.8 million for the corresponding period in the prior year, to a gross loss of $9.1 million for the three months ended December 31, 2023. The increase in gross loss was primarily due to the negative impact of the $9.8 million write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, increased fixed manufacturing costs and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, product mix, and the impact of continuing global supply chain challenges and inflationary environment, partially offset by the positive gross profit impact of increased sales volumes.
Administrative Expenses
For the three months ended December 31, 2023, administrative expenses increased by $3.0 million, from $10.0 million for the three months ended December 31, 2022, to $13.0 million for the three months ended December 31, 2023. Administrative expenses for the three months ended December 31, 2023 included $1.4 million of non-cash share-based compensation, compared to $2.1 million for the three months ended December 31, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $7.9 million for the three months ended December 31, 2022, to $11.6 million for the three months ended December 31, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities.
Selling Expenses
For the three months ended December 31, 2023, selling expenses decreased by $2.5 million, from $5.6 million for the three months ended December 31, 2022, to $3.1 million for the three months ended December 31, 2023. Selling expenses for the three months ended December 31, 2023 included a recovery of $1.0 million of non-cash share-based compensation, compared to a charge of $0.4 million for the three months ended December 31, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.2 million for the three months ended December 31, 2022, to $4.1 million for the three months ended December 31, 2023. The decrease was primarily due to streamlined selling related expenses and lower marketing costs, partially offset by higher sales commissions related to higher revenue.

Restructuring Costs
Restructuring costs of $1.4 million for the three months ended December 31, 2023 are comprised mainly of severance costs related to the workforce reduction announced on November 27, 2023. No such restructuring costs were incurred in the three months ended December 31, 2022.
Impairment of Intangible Assets and Property, Plant and Equipment
Impairment of intangible assets and property, plant and equipment of $36.0 million for the three months ended December 31, 2023 relates to the write-down of previously capitalized vehicle development costs and property, plant and equipment which resulted from the Company’s decision to indefinitely delay the start of the commercial production of the LionA and LionM minibuses, as announced on November 7, 2023. No such impairment was recorded in the three months ended December 31, 2022.
Finance Costs (Income)
For the three months ended December 31, 2023, finance costs increased by $7.6 million compared to the corresponding period in the prior year. Finance costs for the three months ended December 31, 2023 were net of $1.8 million of capitalized borrowing costs, compared to $5.1 million for the three months ended December 31, 2022. Excluding the impact of capitalized borrowing costs, finance costs increased by $4.3 million compared to the three months ended December 31, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility, interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant.
Foreign Exchange (Gain) Loss
Foreign exchange gains (loss) for both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended December 31, 2023, foreign exchange gain was $2.2 million, compared a loss of $0.6 million in the corresponding period in the prior year, related primarily to the impact of changes in the Canadian dollar relative to the U.S. dollar.
Change in Fair Value of Conversion Options on Convertible Debt Instruments
For the three months ended December 31, 2023, change in fair value of conversion options on convertible debt instruments was a gain of $1.6 million, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023.
Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $15.4 million for the three months ended December 31, 2022, to a gain of $9.1 million, for the three months ended December 31, 2023. The gain for the three months ended December 31, 2023, was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Loss
The net loss for the three months ended December 31, 2023 as compared to the net loss for the corresponding prior period is higher as it includes the impacts of the inventory write-down and the impairment charge related to the delay of start of commercial production of the LionA and LionM minibuses, and it reflects higher administrative and selling expenses and finance costs, and lower gains related to non-cash decrease in the fair value of share warrant obligations, as compared to the comparative period in the prior year.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated) - Unaudited	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022

Revenue	$60,429	$80,348	$58,016	$54,703	$46,769	$40,978	$29,521	$22,647
Net earnings (loss)	$(56,543)	$(19,853)	$(11,788)	$(15,583)	$(4,638)	$(17,200)	$37,511	$2,102
Net earnings (loss) per share
Basic	(0.25)	(0.09)	(0.05)	(0.07)	(0.02)	(0.09)	0.20	0.01
Diluted	(0.25)	(0.09)	(0.05)	(0.07)	(0.02)	(0.09)	0.19	0.01
Weighted average number of shares outstanding (in thousands)
Basic	226,185	226,134	224,068	220,778	200,557	191,792	190,003	190,003
Diluted	226,185	226,134	224,068	220,778	200,557	191,792	196,667	198,499
See “Seasonality” in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance.”

Reconciliation of Adjusted Gross Profit (Loss) and Adjusted Gross Margin
The following table reconciles gross profit (loss) and gross margin to Adjusted gross profit (loss) and Adjusted gross margin for the three months ended December 2023 and 2022, and the years ended December 31, 2023, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022	2021
	(in thousands)		(in thousands)
Revenue	$60,429	$46,769	$253,496	$139,914	$57,710
Cost of sales	$69,480	$51,533	$259,020	$152,862	$57,665
Gross profit (loss)	$(9,051)	$(4,765)	$(5,524)	$(12,947)	$45
Inventory write-down related to the delay of start of commercial production of LionA and LionM minibuses (1)	$9,809	$—	$9,809	$—	$—
Adjusted gross profit (loss)	$758	$(4,765)	$4,285	$(12,947)	$45

Gross margin	(15.0)%	(10.2)%	(2.2)%	(9.3)%	0.1%
Adjusted gross margin	1.3%	(10.2)%	1.7%	(9.3)%	0.1%
(1)During the fourth quarter of fiscal 2023, the Company decided to indefinitely delay the start of commercial production of the LionA all-electric mini school bus, which is designed for school transportation and to accommodate passengers with special needs, with a capacity of up to 24 passengers. Such decision has also delayed the start of commercial production of the LionM model, an all-electric minibus designed to be used for paratransit or as a standard shuttle bus, and which leverages the same platform as the LionA. The decision was made to prioritize the commercial production of its other products (including the Lion8T) and the integration of Lion batteries to its existing vehicles.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended December 31, 2023 and 2022, and the years ended December 31, 2023, 2022 and 2021:

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022	2021
	(in thousands)		(in thousands)

Revenue	$60,429	$46,769	$253,496	$139,914	$57,710

Net earnings (loss)	$(56,543)	$(4,638)	$(103,766)	$17,776	$(43,325)
Restructuring costs(1)	$1,426	$—	$1,426	$—	$—
Impairment of intangible assets and property, plant and equipment(2)	$35,998	$—	$35,998	$—	$—
Inventory write-down related to the delay of start of commercial production of LionA and LionM minibuses(3)	$9,809	$—	$9,809	$—	$—
Finance costs	$6,743	$(891)	$17,892	$955	$8,332
Depreciation and amortization	$8,359	$3,724	$26,075	$11,492	$5,260
Share-based compensation(4)	$409	$2,522	$5,204	$12,362	$71,081
Change in fair value of conversion options on convertible debt instruments(5)	$(1,626)	$—	$(4,982)	$—	$—
Change in fair value of share warrant obligations(6)	$(9,052)	$(15,434)	$(20,963)	$(101,468)	$(85,796)
Foreign exchange loss (gain)(7)	$(2,155)	$559	$(2,260)	$1,973	$1,037
Transaction and other non-recurring expenses(8)	$312	$245	$1,262	$2,140	$15,815
Adjusted EBITDA	$(6,320)	$(13,915)	$(34,305)	$(54,770)	$(27,596)
(1)Represents the restructuring costs (mainly severance costs) recognized in connection with workforce reduction announced on November 27, 2023, as described in note 17 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022. See also “Workforce Reduction” in section 8.0 of this MD&A entitled “Operational Highlights.”
(2)Represents impairment of previously capitalized vehicle development costs and property, plant and equipment related to the LionA and LionM minibuses for which the Company made the decision to indefinitely delay of the start of commercial production, as announced on November 7, 2023, as described in Notes 6 and 8 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(3)Represents the write-down of inventory to net realizable value as a result of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses as described in Note 5 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(4)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive plan as described in Note 16 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(5)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 13 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(6)Represents non-cash change in the fair value of the share warrant obligations as described in Note 14 to the annual audited consolidated financial statements as at December 31, 2023 and for the years ended December 31, 2023, and 2022.
(7)Represents losses (gains) relating to foreign exchange translation.
(8)For the years ended December 31, 2023, and 2022, represents non-recurring professional, legal and consulting fees.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of December 31, 2023 and December 31, 2022 as well as explanations for variations:

dollar amounts in thousands - unaudited	Dec 31, 2023	Dec 31, 2022	Variation	Explanation of Variation
	$	$
Cash	29,893	88,267	(58,374)	See section 16.0 of this MD&A entitled "Liquidity and Capital Resources"
Inventories	249,607	167,192	82,415
Mainly due to higher volumes of raw materials, work in process and finished goods inventories in line with the Company's ramp-up of manufacturing activities, as well as the impact of delays in the processing and granting of subsidies, which resulted in the postponement of deliveries of vehicles which were ready for delivery, partially offset by the write-down of inventory related to the delay of start of commercial production of the LionA and LionM minibuses.

Accounts receivable	75,642	62,972	12,670	Mainly due to higher sales volumes in fiscal 2023 as compared to fiscal 2022.
Current assets	356,695	323,498	33,197	Mainly due to lower cash offset by increases in inventories and accounts receivable as explained above.
Property, plant and equipment	198,537	160,756	37,780	Mainly due to spending related to the Joliet Facility and Lion Campus projects as described in section 8.0 of this MD&A entitled “Operational Highlights'' partially offset the sale of the Battery Plant building and depreciation.
Right-of-use assets	89,663	60,508	29,155	Mainly due to the addition related to the Battery Plant building lease and the manufacturing equipment lease in Joliet, partially offset by depreciation.
Intangible assets	175,703	151,364	24,339
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop battery systems, partially offset by amortization and impairment related to delay of the start of production of the LionA and LionM minibuses.

Total assets(1)	841,121	710,411	130,710	Mainly due to factors explained above
Trade and other payables	92,425	75,222	17,203	Mainly due to the increase in purchases of raw materials, property, plant and equipment, and intangible assets, and a higher allowance for warranties.
Deferred revenue and other deferred liabilities	18,267	635	17,632	Mainly due to deferred revenue related to initial upfront rebate payments from the EPA Clean School Bus Program
Current liabilities	145,733	81,092	64,641
Mainly due to higher trade and other payables mainly resulting from the ramp-up of manufacturing activities, deferred revenues related to initial upfront rebate payments from the EPA, and the classification of the Finalta-CDPQ Loan Agreement as current due to its November 2024 maturity date.

Lease liabilities	83,972	58,310	25,662	Mainly due to the addition related to the Battery Plant building lease and the manufacturing equipment lease in Joliet, partially offset by lease payments

Non-current financial liabilities(2)	252,502	133,892	118,610	Mainly due to the Convertible Debentures, the conversion options on convertible debt instruments, the Non-Convertible Debentures, and the July 2023 Warrants issued as part of the 2023 Debenture Financing, the issuance of 2022 Warrants through the exercise of the over-allotment option, and higher debt outstanding related to the SIF Loan, the IQ Loan and the Supplier Credit Facility, partially offset by classification of the Finalta-CDPQ Loan Agreement as current due to its November 2024 maturity date, and the impact of the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations.
Non-current liabilities	336,474	192,202	144,272	Mainly due to factors explained above
Total liabilities	482,207	273,294	208,913	Mainly due to factors explained above
Total shareholders’ equity	358,914	437,117	(78,203)
Due to net proceeds from the December 2022 Offering through the exercise of the over-allotment option, the issuance of common shares under the ATM Program, share-based compensation expense, foreign currency translation adjustment, more than fully offset by the net loss for the year ended December 31, 2023.

(1)    Total assets were $590.6 million as at December 31, 2021.
(2)    Represents financial liabilities related to long-term debt, convertible debt instruments, and share warrant obligations. Non-current financial liabilities were $106.3 million as at December 31, 2021.
15.0     Cash Flows
The following table provides a summary of Lion’s operating, investing, and financing cash flows for the years ended December 31, 2023, 2022 and 2021:

	(Unaudited)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(23,790)	$(30,606)	$(110,036)	$(119,553)	$(130,969)
Cash flows used in investing activities	$(27,150)	$(57,221)	$(123,506)	$(204,607)	$(62,599)
Cash flows from financing activities	$45,509	$108,852	$175,454	$172,802	$434,697
Effect of exchange rate changes on cash held in foreign currency	$(344)	$629	$(286)	$(2,078)	$663
Net decrease in cash	$(5,776)	$21,654	$(58,374)	$(153,435)	$241,793
Cash, end of year	$29,893	$88,267	$29,893	$88,267	$241,702
Cash Flows Used in Operating Activities
For the year ended December 31, 2023, cash flows used in operating activities was $110.0 million, and was composed of Lion’s net loss of $103.8 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations", and by net changes in non-cash working capital of $58.0 million, partially offset by net non-cash items of $55.5 million. Non-cash items were mainly composed of $26.1 million for depreciation and amortization, $5.7 million for accretion expense on the Convertible Debentures and the Non-Convertible Debentures, and $5.2 million for share-based compensation expense, partially offset by the $21.0 million gain related to the change in fair value of share warrant obligations and the $5.0 million gain related to the change in fair value of conversion options on convertible debt instruments. The increase in non-cash working capital was primarily driven by increases in inventories and accounts receivable, partially offset by increases in trade and other payables and by initial upfront rebate payments received from the EPA.
For the year ended December 31, 2022, cash flows used in operating activities was $119.6 million, and was composed of Lion’s net earnings of $17.8 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations," net changes in non-cash working capital of $59.0 million, and net non-cash items of $78.4 million. Non-cash items were mainly composed of the $101.5 million gain related to the change in fair value of share warrant obligations, partially offset by $12.4 million for share-based compensation expense and $11.5 million for depreciation and amortization. The increase in non-cash working capital was primarily driven by increases in inventories and accounts receivable, partially offset by increases in trade and other payables.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicles and battery systems, capital expenditures for equipment and machinery, leasehold improvements, and office furniture as Lion invested in its business infrastructure and made progress with the ramp-up of its manufacturing operations. Acquisitions of property, plant and equipment for the year ended December 31, 2023, and the year ended December 31, 2022, related primarily to the Joliet Facility and Lion Campus, as well as the ramp-up of Lion's current manufacturing operations. The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems.
For the year ended December 31, 2023, cash flows used in investing activities related to capital expenditures of $78.3 million and the addition of intangible assets of $75.2 million, partially offset by net proceeds of $20.5 million received as part of sale and leaseback of the Battery Plant building. In addition, the Company received government assistance of $9.5 million relating to vehicle development projects and the government grant portion of the SIF Loan.
For the year ended December 31, 2022, cash flows used in investing activities related to capital expenditures of $129.6 million and the addition of intangible assets of $78.3 million, partially offset by government assistance of $3.2 million relating to the government grant portion of the SIF Loan.
Cash Flows from Financing Activities
Cash flows from financing activities were $175.5 million for the year ended December 31, 2023 and were primarily due to proceeds of $142.9 million from the 2023 Debenture Financing (gross of the of $3.8 million for finance costs attributable to the conversion option on the convertible debt and the share warrants issued with the non-convertible debt), borrowings of $21.5 million in the aggregate made under the SIF Loan and IQ Loan, the exercise of the over-allotment option of the December 2022 Offering of $7.1 million, net proceeds from the issuance of common shares under the Company's ATM Program of $8.6 million, and proceeds of $4.4 million from the Supplier Credit Facility (as defined below), partially offset by net repayments of $2.5 million under the Revolving Credit Agreement and the repayment of lease liabilities of $6.5 million. See section 16.0 entitled "Liquidity and Capital Resources".
Cash flows from financing activities were $172.8 million for the year ended December 31, 2022 and was primarily due to net proceeds relating to the December 2022 Offering of $47.2 million, borrowings made under the Revolving Credit Agreement in the amount of $71.9 million, and borrowings made under the IQ Loan and the SIF Loan in the aggregate amount of $16.6 million (net of $3.2 million recorded as a government grant related to investments at the Lion Campus), borrowings made under the Finalta-CDPQ Loan Agreement of $22.2 million, and net proceeds from the issuance of common shares under the Company's ATM program of $29.4 million, partially offset by the repayment of the Previous Finalta Credit Facilities (as defined below) in the amount of $9.8 million, and repayment of lease liabilities of $5.0 million. See section 16.0 entitled "Liquidity and Capital Resources".

16.0     Liquidity and Capital Resources
Liquidity and Capital Management
As of December 31, 2023, Lion had a cash balance of $29.9 million ($88.3 million as at December 31, 2022). Lion incurred an operating loss of $114.1 million for the year ended December 31, 2023, of which $36.0 million related to impairment of intangible assets and property, plant and equipment $9.8 million for the write-down of inventory related to the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses, $5.2 million related to non-cash share-based compensation, and an operating loss of $80.8 million for the year ended December 31, 2022, of which $12.4 million related to non-cash share-based compensation. Further, the Company had negative cash flows from operating activities of $110.0 million and of $119.6 million in each of the years ended December 31, 2023, and 2022, respectively. These operating losses and negative cash flows were mainly the result of the substantial investments made by the Company to grow its business and scale its manufacturing operations. While the material capital expenditures relating to the Joliet Facility and the Lion Campus were, as previously disclosed, completed in fiscal 2022 and 2023 and the Company expects that its capital expenditures (additions to property, plant and equipment) for fiscal 2024 will relate mostly to its ongoing operations and be less than $10 million, the Company will continue to be required to incur operational expenditures in the future, more particularly if and when it accelerates its production cadence. Such expenditures, which could be significant, will be largely impacted by the production cadence, which, in turn, will be dependent upon a variety of factors, including, to a larger extent, the demand for the Company's products as well as the economic environment and the Company's liquidity profile, all of which have been and will continue to be reassessed by management on a continuous basis. See section 8.0 of this MD&A entitled “Operational Highlights.” As a result, despite its continuous efforts to achieve profitability and implement various initiatives to improve its performance, the Company may continue to incur operating losses and have negative cash flows in the short term. Lion’s primary sources of liquidity used in the funding of its operations and the execution of its growth strategy (which includes the ramp-up of manufacturing capacity at its manufacturing facilities) are currently its cash on hand, including funds raised under prior financing transactions such as the 2023 Debenture Financing, cash it generates from the sale of its products and services, its working capital (defined as accounts receivable and inventories, less trade and other payables), funds available under its existing credit facilities and other borrowings, and debt capital as described in the section entitled “Capital Resources” below.
Lion manages its liquidity risk through cash flow forecasting. Management monitors forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet its operational needs through maintaining sufficient cash and/or availability under its sources of liquidity, including its credit facilities and other borrowings. Such forecasting involves a significant degree of judgment and takes into consideration the Company’s current liquidity level, its current and projected performance, its cash collection efforts and the terms and conditions of the Company’s financing instruments, including required covenant compliance. There is a risk that such liquidity forecasts may not be achieved and that currently available credit facilities and other borrowings may no longer be available to the Company. In the short term, Lion will continue to closely monitor market conditions and its liquidity and working capital requirements as well as the cadence of its operational and other expenditures and, in parallel, evaluate different opportunities that may enable it to strengthen its financial position and continue to pursue its business strategy. Over the past few months, Lion has implemented a number of cost reduction measures, which included certain workforce reductions and other operational initiatives aimed at optimizing its production cadence with demand. In the future, Lion expects to continue to evaluate other measures and initiatives that may become available to it. Notably, in fiscal 2024, Lion also expects to implement various initiatives aimed at reducing its vehicle and battery development costs and its inventory level, with the objective of reducing its annual vehicle and battery development costs by up to 30% as compared to fiscal 2023 and reducing its inventory levels by up to $50 to $75 million as compared to the level that existed as at the end of fiscal 2023. That being said, the implementation of the foregoing initiatives will be subject to a number of risks and uncertainties and there can be no assurance that Lion will be able to successfully implement, in full or in part, such measures or initiatives, including as they relate to the reduction of vehicle and battery development costs and inventory level. With respect to financing opportunities, while the Company has been successful in securing financing in the past, including through private or public issuance of equity or other form of equity-related or debt securities or through obtaining credit from government or financial institutions, the availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control, including dynamics impacting the industries in which Lion operates, and the fact that Lion has raised substantial amounts of capital in the past. Additional funds may not be available to Lion on commercially reasonable terms or at all, when needed. See section 23.0 of this MD&A entitled “Risk Factors”.
Capital Resources
Convertible Debentures
The Convertible Debentures, with a principal amount of approximately $74 million bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded).
The Convertible Debentures will mature on July 19, 2028, and are convertible at the holders’ option into Common Shares at a conversion price of $2.58 per Common Share. The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
The Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Convertible Debentures, and (ii) that a default shall only occur under the Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period). The Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec and certain covenants limiting the incurrence of capital expenditures over the term of the Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
The Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding $15,000,000 if such default results in the acceleration of the amounts owed thereunder. Upon the occurrence of an event of default under the Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Quebec, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest.
In the event holders of Convertible Debentures elect to convert their Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of Additional Shares, (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.
In connection with the Financing, the Company issued 258,155 Closing Fee Shares to the holders of Convertible Debentures, representing 0.75% of the principal amount of Convertible Debentures.
Non-Convertible Debentures
The Non-Convertible Debentures with a principal amount of C$90.9 million (approximately $68 million) bear interest at the rate of 11% per annum and are payable in cash quarterly. The Non-Convertible Debentures will mature on July 19, 2028. The Company will have the right, at any time after January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption.
The Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Non-Convertible Debentures, and (ii) that a default shall only occur under the Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec.
The Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding $15,000,000 if such default permits the acceleration of the payment of such debt.
The Non-Convertible Debentures constitute senior secured obligations of the Company and are secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s innovation center facility located in Mirabel, Quebec and guaranteed by such subsidiaries.
July 2023 Warrants
In connection with the 2023 Debenture Financing, the Company issued July 2023 Warrants to holders of Non-Convertible Debentures entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share. The exercise price of the July 2023 Warrants is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.

Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding July 2023 Warrants for a cash purchase price based on the remaining term of the July 2023 Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control. In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of July 2023 Warrants may require the Company to redeem and cancel all July 2023 Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed.
December 2022 Unit Offering
On December 16, 2022, the Company closed the “December 2022 Offering”, pursuant to which the Company issued 19,685,040 units (each, a ''Unit'') at a price of $2.54 per Unit. Each Unit consisted of one Common Share and one 2022 Warrant. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional Units at a price of $2.54 per Unit. The December 2022 Offering resulted in aggregate gross proceeds to the Company of approximately $57.5 million, or net proceeds of $52.3 million after deducting underwriting commissions of approximately $2.9 million and other offering costs (including legal expenses) relating to the December 2022 Offering. The 2022 Warrants are trading on the NYSE under the symbol “LEV WS.A” and on the TSX under the symbol “LEV.WT.A.”
Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the December 2022 Offering.
ATM Program
On June 17, 2022, the Company established an ATM program (the "ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125 million (or the Canadian dollar equivalent).
In connection with the 2023 Debenture Financing closed on July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.
Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the ATM Program.
Credit Agreement with Banking Syndicate
Lion is a party to a credit agreement (the “Revolving Credit Agreement”) which was entered into on August 11, 2021 with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, as amended on January 25, 2022, to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 (the "July 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing, extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account.
The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate ("SOFR"), if in U.S. dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the July 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.
As at December 31, 2023, $70.0 million was drawn under the Revolving Credit Agreement, at weighted average all-in interest rate of 6.96%. As of the same date, the Company estimates that the total borrowing base under the Revolving Credit Agreement corresponded to approximately $153 million, which translated, after the application of the 12.5% minimum availability test related to a springing fixed charge coverage ratio, in a total remaining availability of approximately $63 million. For further details regarding the terms and conditions of the Revolving Credit Agreement, please refer to the copy of the Revolving Credit Agreement which has been made available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Financing Agreement with Investissement Quebec
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing, the IQ Loan was amended (the “IQ Loan 2023 Amendment”) to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan are secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement. As at December 31, 2023, $23.6 million was drawn under the IQ Loan.
Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$49,950,000. Disbursement by the SIF is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and R&D activities and to the location of its head office. As at December 31, 2023, $22.0 million was drawn under the SIF Loan, of which $15.1 million was recorded as long-term debt.
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. As of December 31, 2023, $22.7 million (C$30 million) was drawn under the Finalta-CDPQ Loan Agreement.

Equipment Financing
On September 27, 2022, Lion entered into a lease financing agreement with BMO Harris Bank N.A. to finance a portion of the purchase of the Company's automated guided vehicles (AGVs) for the Joliet Facility. The lease financing is for a maximum principal amount of $10 million and bears interest at a rate of 6.4% per year. It also provides for a five-year lease term beginning in 2023 and it includes an early purchase option after year four.
Credit Facility for the Supplier Payment Program
On February 8, 2023, the Company entered into a financing offer with National Bank of Canada with respect to a credit facility (the "Supplier Credit Facility") to finance the Company's accounts payable related to goods or services purchased in the normal course of its operations. The Supplier Credit Facility is insured by Export Development Canada ("EDC") and provides for financing of up to $5,000,000. Each term loan drawn under the Supplier Credit Facility has a period of minimum 30 days and a maximum of 120 days. The Supplier Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Supplier Credit Facility bears interest at a floating rate by reference to SOFR for a comparable period, plus the relevant credit adjustment spread. As at December 31, 2023, $4.4 million was drawn under the Supplier Credit Facility.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Maturity analysis of contractual obligations
Lion enters into contractual obligations that will require it to disburse cash over future periods. In the normal course of business, the Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles, including purchase commitments to third-party suppliers related to raw material and components used in the manufacturing of vehicles (including commitments under a four-year supply agreement entered into by Lion in November 2022 for the supply of lithium-ion battery cells). The following table sets forth the contractual undiscounted cash flows and maturity of the Company's significant contractual obligations by period as at December 31, 2023 (amounts in thousands).

	Carrying amount		Undiscounted contractual cash flows	Less than 1 year		Between 1 and 3 years		Between 4 and 5 years		More than 5 years
	$		$	$		$		$		$
Trade and other payables	71,857		71,857	71,857		—		—		—
Long-term debt and other debts(1)	224,942		322,891	37,572		85,120		154,644		45,555
Purchase and other obligations(2)	—	—	72,782	58,682	—	14,100	—	—	—	—
Lease obligations(3)	91,957		133,667	12,903		23,301		25,085		72,379
Total contractual obligations	388,756		601,197	181,013		122,521		179,729		117,934
(1) Represents the amounts outstanding under the Company's long-term debt and other debt (including, as applicable, current portion and interest), and includes, among others, amounts outstanding under the Revolving Credit Agreement, the Convertible Debentures (not taking into account any potential conversion), the Non-Convertible Debentures, the IQ Loan, the SIF Loan (not taking into account any potential forgiveness), and the Finalta-CDPQ Loan Agreement which matures on November 6, 2024 ($22.7 million drawn thereunder as of December 31, 2023).

(2) Represents purchase and other obligations and includes, among others, purchase commitments to third party suppliers related to raw material and components used in the manufacturing of vehicles (including commitments under the Cell Supply Agreement). These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is generally not able to determine with precision its commitments in connection with these supply agreements. Figures included above under “Purchase and other obligations” have therefore been estimated by management based on the information available as at December 31, 2023. Amounts also include Lion's purchase commitments related to capital expenditures.
(3) Represents lease obligations for the rental of premises and rolling stock and includes, among others, lease obligations under the lease for the Joliet Facility, Battery Plant, and the Saint-Jerome facility.
Disclosure of Outstanding Share Data
As of February 28, 2024, the Company had the following issued and outstanding shares, warrants, convertible debentures, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•226,215,913 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,323 Business Combination Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•22,637,795 2022 Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT.A" and “LEV WSA,” respectively;
•22,500,000 July 2023 Warrants, entitling the holder to purchase, until July 19, 2028, 22,500,000 common shares in the aggregate at an exercise price of C$2.81 per common share;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of February 28, 2024, was exercisable for 5,302,511 common shares;
•Convertible Debentures with an aggregate principal amount of $74,005,000, bearing interest at 13% per annum compounded on a monthly basis when not paid in cash (otherwise not compounded), convertible at any time until July 19, 2028 into common shares at a conversion price of $2.58 per common share;
•stock options to purchase 10,759,583 common shares;
•897,240 RSUs and 779,975 DSUs, each of which can be settled in cash and/or in common shares purchased on the open market or issued from treasury, at the discretion of Lion’s Board of Directors.
17.0     Use of Proceeds from Public Offerings
The December 2022 Offering resulted in aggregate net proceeds to the Company of approximately $52.3 million ($45.3 million in December 2022 and $6.8 million in January 2023 as a result of the exercise of the over-allotment option which closed on January 17, 2023). In addition, the Company has raised approximately $38.0 million on a net basis under its ATM Program following the implementation of the Program in June 2022 (including approximately $8.6 million in the year ended December 31, 2023). See “Liquidity and Capital Resources” under section 16.0 of this MD&A entitled “Liquidity and Capital Management.”
As per the disclosure made in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, the principal reasons for the sale of securities under the December 2022 Offering and the ATM Program were to increase the Company’s cash balance and financial flexibility, and the net proceeds were intended to be used to strengthen the Company’s financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec.
Since the December 2022 Offering and the establishment of the ATM Program, no changes were made to the intended use of the net proceeds from the December 2022 Offering and the ATM Program described in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, and all of the net proceeds were deployed in accordance with such intended use.

In connection with the closing of the 2023 Debenture Financing, in July 2023, the Company terminated its ATM Program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.
18.0     Financial Risk Management
Lion's financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial liabilities are exposed to liquidity risk whereas financial assets are exposed to credit risk. Additionally, Lion's financial instruments and transactions could be exposed to currency and interest rate risk. While Lion may enter into hedging contracts from time to time to reduce exposure to certain of these risks, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.
Liquidity Risk
Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. During fiscal 2022 and the first half of fiscal 2023, Lion explored and evaluated different financing alternatives to strengthen its financial position and allow it to continue to pursue its growth strategy, which ultimately resulted in the Company establishing its ATM Program in June 2022 and raising funds under the December 2022 Offering and the 2023 Debenture Financing. Lion will continue to closely monitor market conditions and its liquidity and working capital requirements as well as the cadence of its operational and other expenditures and, and in parallel, evaluate different opportunities that may enable it to strengthen its financial position and continue to pursue its business strategy. Over the past few months, Lion has implemented a number of cost reduction measures, which included certain workforce reductions and other operational initiatives aimed at optimizing its production cadence with demand. In the future, Lion expects to continue to evaluate other measures and initiatives that may become available to it. In fiscal 2024, Lion also expects to implement various initiatives aimed at reducing its vehicle and battery development costs and its inventory levels. With respect to financing opportunities, while the Company has been successful in securing financing in the past, the availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control, including dynamics impacting the industries in which Lion operates, and the fact that Lion has raised substantial amounts of capital in the past. Additional funds may not be available to the Company on commercially reasonable terms or at all when needed, and if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including ramp-up of production at its manufacturing facilities. See section 16.0 of this MD&A entitled “Liquidity and Capital Resources” and section 23.0 of this MD&A entitled “Risk Factors”.
Credit Risk
Lion is exposed to credit risk by granting payment terms to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in U.S. dollars, the functional currency of the parent company and its subsidiaries is the Canadian dollar, except for Northern Genesis Acquisition Corp., The

Lion Electric Co USA Inc., and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the U.S. dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources."
19.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the years ended December 31, 2023 and 2022. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation, share warrant obligations and conversion options on convertible debt instruments.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022.
Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements an IFRS Practice Statement 2, Making Materiality Judgements
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance in determining which accounting policies to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The early adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments : Disclosures
On May 25, 2023, the IASB issued an amendment to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments: Disclosures to add qualitative and quantitative disclosure requirements to allow users to assess how supplier finance arrangements affect an entity’s liabilities, cash flows and liquidity risk. The amendments to IAS 7 will become effective for annual reporting periods beginning on or after January 1, 2024 and the amendments to IFRS 7 when it applies the amendments to IAS 7. Earlier application is permitted. The Company made the election to early adopt the amendments as of June 30, 2023 and disclose the additional information in the Company's financial statements.
New Accounting Standards Not Yet Applied
New accounting standards not yet applied are described in Note 3 to the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022.
At the date of authorization of the audited annual consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current period have not been disclosed as they are not expected to have a material impact on the Company’s financial statements.

20.0     Emerging Growth Company Status
As defined in Section 101(a)(19) of the Jumpstart Our Business Startups Act, or JOBS Act, Lion qualifies as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
21.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and its Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023, the end of the periods covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Chief Financial Officer have concluded that as of December 31, 2023, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.
Management’s Assessment on Internal Control over Financial Reporting
The Company's management, under the supervision and with the participation of its Chief Executive Officer and Founder and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act and under National Instrument 52-109.
Internal control over financial reporting refers to a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the

International Accounting Standards Board, and that the Company's receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial reports.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Company's Chief Executive Officer and Founder and its Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, as at December 31, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, management, including the Company's Chief Executive Officer and its Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.
Changes in Internal Control over Financial Reporting
Under the supervision and with the participation of the Company's Chief Executive Officer and its Chief Financial Officer, management has determined that there have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
22.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under SEC rules. As long as Lion continues to qualify as a foreign private issuer under SEC rules (even if Lion no longer qualifies as an EGC), Lion will be exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion no longer qualifies as a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.
23.0    Risk Factors
In addition to the risks previously described in this MD&A, including under the sections “Financial Risk Management”, and “Accounting Estimates and Judgments,” this section describes the principal risks and challenges that could have a material and adverse effect on Lion's business, results of operations or financial condition, and consequently the trading price of its common shares, and that could cause actual results to differ materially from underlying forward-looking statements included in this MD&A. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect its financial condition, results of operations, cash flows, or business.
Lion’s success will depend on its ability to economically develop, manufacture, market and sell its vehicles at scale and meet its customers’ business needs.
Lion’s business depends in large part on its ability to economically develop, manufacture, market and sell its vehicles at sufficient capacity to meet the transportation demands of its customers. Lion’s execution of its business strategy and the satisfaction of its customers’ needs will require it to further scale its manufacturing capacity, most notably its production cadence, at its Saint-Jerome facility, its Joliet Facility and its Battery Plant, and to improve its absorption of fixed costs and its operational margins. Although Lion has experience in developing and manufacturing buses and trucks, its operations have historically been conducted on a lower scale, and Lion has limited experience to date in high volume manufacturing of its vehicles. Lion does not know whether it will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, or whether it will be able to maintain its existing or secure new reliable sources of component supply, in each case that will enable it to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass market its vehicles and meet its business objectives and customer needs. While Lion’s manufacturing facilities currently have the infrastructures in place to achieve an annual production capacity of up to 2,500 vehicles at the St-Jerome facility, up to 2,500 buses at the Joliet Facility and up to 1.7 GWh at the Battery Plant, the Company has not produced at such levels to date and there is no assurance the Company will be able to do so in the short term or at all. Ramping up production at Lion’s Saint-Jerome facility, Joliet Facility and Battery Plant will require Lion to incur operational expenditures as further described below, and management resources and may not meet Lion’s expectations with respect to increasing current capacity, efficiency and satisfying additional demand. For example, if there are delays in the manufacturing facilities achieving target yields and output, Lion may not meet its target for adding capacity, which would limit its ability to meet customers’ demand or increase sales and result in lower than expected sales and higher than expected costs and expenses. Further, Lion’s experience with developing and implementing manufacturing innovations outside of its Saint-Jerome facility remains relatively recent. Even if Lion is successful, when necessary, in ramping-up manufacturing activities and production cadence and developing high-volume manufacturing capability and processes and can reliably source component supplies in sufficient volume, it does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its control such as problems with suppliers or disruptions in the global supply chain, or in time to meet the commercialization schedules of future vehicles or to satisfy the requirements of its customers.
Lion’s operations, which involve the development, design, manufacturing, sale and servicing of all electric-vehicles, are capital-intensive in nature, which may impact Lion’s ability to effectively reduce its cost structure over time. In addition, with respect to Lion's Saint-Jerome facility, Joliet Facility and Battery Plant, the Company will be required to incur operational expenditures in the future, if and when it accelerates its production cadence. Such expenditures, which could be significant, will be largely impacted by the production cadence, which, in turn, will be dependent upon a variety of factors, including, to a larger extent, the demand for the Company's products as well as the economic environment and the Company's liquidity profile, all of which have been and will continue to be reassessed by management on a continuous basis. As a result, Lion cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy, including as it relates to the Joliet Facility and the Battery Plant. Failure to realize or efficiently manage any of the above or otherwise execute on its growth strategy, or Lion’s inability to enhance and scale its manufacturing capabilities and processes in accordance with its projected costs and timelines, could have a material adverse effect on Lion’s business, results of operations or financial condition.
Even if it can achieve the above benefits and successfully implement its growth strategy, any failure to manage its growth effectively, including with respect to the management of its operational costs and the quality of its products, could materially and adversely affect Lion’s business, results of operations or financial condition. In the longer term, to the extent that demand for its vehicles increases, Lion intends to expand its operations, which will further exacerbate the foregoing risks as it will require it to, among other things, further hire and train new employees, secure sufficient supply in light of forecasted demand, production and revenue, control expenses and investments in anticipation of expanded operations, establish new or expand current design, production, and sales and service facilities, and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on Lion’s business, results of operations or financial condition. In addition, failure to satisfy customers’ demands may result in a loss of market share to competitors, damage Lion’s relationships with its key customers and suppliers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.
The unavailability, reduction, delay in processing, discriminatory application or elimination of governmental programs, subsidies or incentives due to policy changes, government regulation or otherwise, could result in the cancellation of certain orders for Lion vehicles or have a material adverse effect on Lion’s business, results of operations or financial condition.
Demand for Lion’s vehicles is currently highly influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs, subsidies and incentives that promote the use of battery electric vehicles. Any unavailability, reduction, delay in processing, discriminatory application or elimination of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or Lion’s vehicles. While certain subsidies, rebate vouchers, tax credits and other incentives for electric vehicles have been available in the past, there is no guarantee these incentives will be available in respect of Lion’s vehicles or otherwise to Lion’s customers in the future, on the same terms and conditions or at all. The unavailability, reduction, discriminatory application or elimination of current governmental programs, subsidies or incentives could significantly affect Lion’s ability to market or sell its products or materially adversely affect Lion’s business, results of operations or financial condition.
In addition, substantially all of the vehicle orders included in Lion’s order book4 are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec Green Economy Plan, the Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances
4 See section 10.0 of this MD&A entitled “Order Book” for a full description of the methodology used by the Company in connection with the order book.

or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
More than half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. Lion and its clients continue to experience delays and challenges in the processing of applications filed under the ZETF and Lion is actively engaged in discussions with the Canadian Federal government regarding the application of the program. See “ZETF Program Delays” under section 10.0 of this MD&A entitled “Order Book”. In addition, purchase orders obtained in connection with the first round of funding under the EPA Program, require, among other things, that vehicles be delivered on or prior to October 2024. Any termination, modification, delay or suspension of any governmental programs, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition. In addition, the timing of and the aforementioned challenges associated with such governmental programs, subsidies or incentives have caused and may in the future continue causing volatility in the pacing of new purchase orders, which could materially adversely affect Lion’s business, results of operations or financial condition.
Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, OEMs, trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than Lion has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans or other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.
Lion has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. Lion anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. Lion’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of Lion’s applications to participate in such programs. Lion cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and Lion’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.
Lion may in the future need to raise additional funds to meet its capital requirements and pursue its growth strategy, and such funds may not be available to Lion on commercially reasonable terms or at all when it needs them, which could materially adversely affect Lion’s business, results of operations or financial condition.
As of December 31, 2023, Lion had a cash balance of $29.9 million ($88.3 million as at December 31,
2022). The development, design, manufacturing, sale and servicing of Lion’s battery electric vehicles is capital-intensive, and the Company continues to face a challenging environment with recurring operating losses and negative cash flows from operating activities. In addition, with respect to its operations at its Saint-Jerome facility, its Joliet Facility and its Battery Plant, the Company will be required to incur operational expenditures in the future, if and when it accelerates its production cadence. Such expenditures, which could be significant, will be largely impacted by the production cadence, which, in turn, will be dependent upon a variety of factors, including the demand for the Company's products, the economic environment and the Company's liquidity profile, all of which have been and will continue to be reassessed by management on a continuous basis. In addition, despite management’s foregoing efforts to make adjustments on an ongoing basis, Lion’s operations are capital-intensive in nature, and Lion’s ability to reduce or defer certain expenses is constrained by its need to continue making significant investments in its working capital to secure sufficient supply, meet its current contractual obligations (as described under “Maturity analysis of contractual obligations” in section 16.0 of this MD&A entitled “Liquidity and Capital Resources”), maintain the workforce required for the planned production and meet customer demand. The Company's liquidity may also be impacted from time to time by the terms and conditions of the Revolving Credit Agreement which requires, among other things, Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test and provides for an availability block of C$10,000,000 which can be triggered upon availability dropping below 30%. Based on the foregoing and considering that the Company’s sales are largely dependent upon the funding of subsidies and incentives with processing times that are subject to important variations, the specific timing of the Company’s cash inflows and outflows may fluctuate substantially from period to period and Lion may in the future need to raise additional funds.
Management forecasts the Company’s liquidity requirements to ensure it has sufficient cash to meet its operational needs through maintaining sufficient cash and/or availability under its sources of liquidity, including its credit facilities and other borrowings. Such forecasting involves a significant degree of judgment and takes into consideration the Company’s current liquidity level, its current and projected performance, its cash collection efforts and the terms and conditions of the Company’s financing instruments, including required covenant compliance. There is a risk that such liquidity forecasts may not be achieved and that currently available credit facilities and other borrowings may no longer be available to the Company. In the short-term, Lion will continue to closely monitor market conditions and its liquidity and working capital requirements as well as the cadence of its operational and other expenditures and, in parallel, evaluate different opportunities that may enable it to strengthen its financial position and continue to pursue its business strategy. Over the past few months, Lion has implemented a number of cost reduction measures, which included certain workforce reductions and other operational initiatives aimed at optimizing its production cadence with demand. In the future, Lion expects to continue to evaluate other measures and initiatives that may become available to it. In fiscal 2024, Lion also expects to implement significant reductions in its vehicle and battery development costs and its inventory levels. With respect to financing opportunities, while the Company has been successful in securing financing in the past, including through private or public issuance of equity or other form of equity-related or debt securities or through obtaining credit from government or financial institutions, the availability of additional funds to Lion will depend on a variety of factors, some of which are outside of its control, including dynamics impacting the industries in which Lion operates, and the fact that Lion has raised substantial amounts of capital in the past. Additional funds may not be available to Lion on commercially reasonable terms or at all, when needed, and if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including ramp-up of production at its manufacturing facilities, which could materially adversely affect its business, results of operations or financial condition.
In addition, management retains broad discretion in the application of the available funds, and shareholders of Lion will be relying on management’s judgment regarding such application. If additional funds are raised by issuing equity securities, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares, Lion’s existing shareholders may incur dilution and the market price of Lion’s common shares could decline.
Lion has a history of losses and negative cash flows from operating activities and there is no guarantee it will achieve or sustain profitability.
Lion incurred an operating loss of approximately $114 million for the year ended December 31, 2023, and approximately $81 million for the year ended December 31, 2022. Further, Lion had negative cash flows from operating activities of approximately $110 million for the year ended December 31, 2023, and approximately $120 million for the year ended December 31, 2022. These operating losses and negative cash flows were mainly the result of the substantial investments Lion made to grow its business and scale its manufacturing operations as well as, for the year ended December 31, 2023, the impact of the decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses in fiscal 2023. While Lion has taken a number of measures to rationalize its cost structure, including the workforce reduction announced in November 2023, and it expects to evaluate other opportunities which may help improve its liquidity, Lion nonetheless expects to continue to incur significant expenditures in the future, including to support its manufacturing operations, both in the United States and Canada, and the purchase of inventories of parts and components for its vehicles, including battery cells, and in connection with the design, development and production of its products. Lion also expects to continue spending on technical and other operational enhancements to its business and to continue to invest in development activities. As a result, it will remain very challenging for Lion to achieve profitability and positive cash flow and Lion cannot guarantee it will achieve either in the near or medium term, or at all. If Lion is unable to generate adequate revenue growth and manage its expenses, it may continue to incur losses and have negative cash flows from operating activities, which could materially adversely affect Lion’s business, results of operations or financial condition. In addition, Lion may make decisions that could reduce its short-term operating results if it believes those decisions will improve the quality of its products or services or improve its operating results, business or prospects over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that Lion expects, in which case Lion’s business, results of operations or financial condition may be materially and adversely affected.
There is no guarantee that Lion will have sufficient cash flow from its business to pay its indebtedness or meet its other contractual obligations or that Lion will not incur additional indebtedness.
As of December 31, 2023, Lion had approximately $225 million in aggregate outstanding principal amount of indebtedness, including $22.7 million (C$30 million) drawn under the Finalta-CDPQ Loan Agreement which matures in November 2024. In addition, as of December 31, 2023, Lion had other important contractual obligations as described under “Maturity analysis of contractual obligations” in section 16.0 of this MD&A entitled “Liquidity and Capital Resources”. Lion’s indebtedness and significant contractual commitments, including contractual obligations to be met during fiscal 2024, may increase Lion's vulnerability to any generally adverse economic and industry conditions. Lion may, subject to the limitations in the terms of its existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize its debt.
Lion’s ability to make scheduled payments of the principal and interest on its indebtedness when due or to refinance its indebtedness as it may need or desire will depend on the future performance of the Company, which is subject to economic, financial, competitive and other factors beyond Lion’s control as well as the other risks described in this section 23.0 of the MD&A entitled “Risk Factors”. Lion’s business may not continue to generate cash flow from operations in the future sufficient to satisfy its obligations under its existing indebtedness and any future indebtedness Lion may incur. If Lion is unable to generate such cash flow, Lion may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be highly onerous or dilutive. Lion’s ability to refinance existing or future indebtedness will depend on the capital markets and its financial condition at such time. Lion’s ability to make payments may be limited by law, by regulatory authority or by agreements governing Lion’s current or future indebtedness. Lion may not be able to engage in these activities on desirable terms or at all. In addition, Lion’s ability to finance its operations, capital expenditures and working capital needs could be impacted by a rise in interest rates, as any such increase in interest rates would lead to higher costs of borrowing for the Company. Lion may not be able to effectively manage its borrowing costs and may lack alternative sources of funding to mitigate risks associated with a rise in interest rates. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is dependent on its manufacturing facilities. If one or more of its current manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s business is and will be dependent on the continued operations and ramp-up of its Saint-Jerome facility, its Joliet Facility and its Battery Plant, all of which rely on complex machinery and equipment, including in connection with automated production lines. Such complex machinery and equipment may involve a significant degree of uncertainty and risk in terms of operational performance and costs and may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. To the extent that Lion experiences any operational challenges or future risks relating to such facilities, including, among other things, any of its current manufacturing facilities becoming capacity constrained, failures to comply with applicable regulations and standards, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures, work stoppages or slowdowns, Lion will be required to make capital and/or other expenditures even though it may not have available resources at such time. In addition, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of Lion’s facilities. While Lion has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt Lion’s operations. Such damage or injury could lead to adverse publicity, potential safety recalls and materially adversely affect Lion’s business, results of operations or financial condition. Additionally, Lion may not be adequately covered by its insurance policies to cover for such disruptions on capital or other expenditures. As a result, Lion’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in Lion’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to cancel existing orders or purchase products from its competitors. If one or more of Lion’s manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.
Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells and battery modules and packs, could impact Lion’s ability to execute its growth strategy or materially adversely affect Lion’s business, results of operations or financial condition.
Lion has experienced and may, from time to time experience, increases in costs or shortages of raw materials, components and labor, including as a result of global supply chain disruptions or other factors which may or may not be specific to Lion. Any such increase in cost or supply interruption or shortage could result in production slowdowns and increase Lion’s operating costs, which in turn, could materially adversely affect Lion’s business, results of operations or financial condition. Components in Lion’s vehicles are made of various raw materials, and the prices for these raw materials may fluctuate depending on a variety of factors, including market conditions, global supply and demand for these materials, global economic conditions, geopolitical risks (including as a result of military conflicts) and related sanctions, export controls or other actions that may be initiated by nations, and could materially affect Lion’s business, results of operations or financial condition.
Although Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and cells, Lion is nevertheless exposed to multiple risks relating to such supply, including: the inability or unwillingness of current lithium-ion battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases; disruptions in the supply of cells, modules or packs that could arise due to, among other things, quality issues or recalls by battery cells, modules or packs manufacturers, suppliers favoring larger volume customers over Lion, the acquisition of suppliers by Lion’s competitors, any key or other supplier of Lion becoming economically distressed, insolvent or bankrupt; increased regulation of supply chains; and an increase in the cost of raw materials, such as cobalt. Any disruption in the supply of battery cells, modules or packs or other key vehicle components such as motors, fiberglass, composite panels and harnesses could temporarily disrupt production of Lion’s vehicles or result in delays in respect of the deliveries of certain orders until a different supplier is identified and fully qualified, which could result in the cancellation of existing orders for its vehicles. Moreover, manufacturers of battery cells, modules or packs or other components may refuse to supply electric vehicle manufacturers if they have concerns about the use of their supplies. Furthermore, various fluctuations in market and economic conditions may cause Lion to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for raw materials would also increase Lion’s operating costs and could reduce Lion’s margins if the increased costs cannot be recouped through increased vehicle prices. In addition, as pricing of Lion’s products is determined at the time an order is passed and generally cannot be subsequently adjusted at the time of delivery and payment to take into account any increase in the price of raw materials, any delay by Lion in producing and delivering vehicles increases Lion’s exposure to the risk of an increase in such costs, which increase will ultimately needs to be absorbed by Lion and could reduce Lion’s margins.
Prior to the commencement of its manufacturing operations at the Battery Plant, Lion relied only on third-party battery suppliers to source battery cells, modules and packs that it integrated in its vehicles. In connection with the establishment of its manufacturing operations at the Battery Plant, Lion now manufactures its own battery modules and packs that integrate 21700 cylindrical battery cells sourced from third-party suppliers. While Lion intends to continue in certain instances to rely on third-party suppliers for battery packs, it expects to increase optimization for product design, cost and production efficiency over time by producing battery packs in-house. However, Lion’s efforts to develop, manufacture and optimize such battery modules and packs have required significant expenditures, and the Company will be required to incur operational expenditures in the future, if and when it accelerates its production cadence at the Lion Campus and such acceleration may not meet Lion’s expectations with respect to increasing current capacity, efficiency and satisfying additional demand. See “Lion Campus” in section 8.0 of this MD&A entitled “Operational Highlights”. There can be no assurance that Lion will realize, in full or in part, the anticipated benefits it expects to generate from producing battery modules and packs in-house at the Battery Plant. If Lion cannot ramp-up production at the Battery Plant, or if it cannot do so in a cost-effective or timely manner, Lion could have to curtail its planned vehicle production or procure additional battery modules and packs from suppliers at potentially greater costs, either of which could materially adversely affect Lion’s business, results of operations or financial condition. In addition, even if Lion can ramp-up production at the Battery Plant, failure to meet the quality, engineering, design, and production standards for its proprietary battery modules and packs, as well as the necessary production volumes, could materially adversely affect Lion’s business, results of operations or financial condition.
As previously disclosed, the Company initiated in fiscal 2022 arbitration proceedings in order to enforce the terms and conditions of the multi-year battery pack supply contract in had entered into with Romeo (who became a subsidiary of Nikola) in November 2020 which arbitration proceedings have since then been terminated such that only the proceedings against Nikola are still ongoing as described in section 11.0 of this MD&A entitled “Key Factors Affecting Lion's Performance”. Romeo’s failure to comply with its obligations under the multi-year battery pack supply contract resulted in delays in the commencement of the commercial production of the Lion8T, which is now expected to commence near the middle of fiscal 2024, and in the Company deciding to mount its Lion8T trucks with the Company’s proprietary battery packs manufactured at the Lion Campus battery plant. Mounting Lion8T truck with the Company’s proprietary battery packs may result in higher costs to Lion and there can be no assurance that Lion will realize, in full or in part, the anticipated benefits it expects to generate from doing so. See “Products and Solutions” under section 6 of the Company’s Annual Information Form entitled “Business Overview” and see section 13 of the Company’s Annual Information Form entitled “Legal Proceedings and Regulatory Actions.” Any similar contractual or other dispute with one of the Company’s suppliers could temporarily disrupt production of Lion’s vehicles or result in delays in respect of the deliveries of certain orders, which could, in turn, materially adversely affect Lion’s business, results of operations or financial condition.
Lion is dependent on third-party suppliers, some of which are single-source suppliers, and Lion expects to continue to rely on third-party suppliers. The inability of any such supplier to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to it, or the termination or interruption of any supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition.
Each Lion vehicle is designed and assembled in-house, using parts and components sourced from third-party suppliers such that Lion is dependent on its third-party suppliers, some of which are single or limited source suppliers, and such suppliers’ ability to supply and manufacture parts and components included in Lion’s vehicles. Lion expects to continue to rely on third parties to supply and manufacture such parts and components in the future, as well as to maintain and grow its supply chain for its manufacturing operations in both Canada and the United States. While Lion obtains components from multiple sources whenever possible, some of the components used in its vehicles, including certain key battery system components, are purchased from a single source and sometimes require custom design tailored to Lion vehicles. While Lion believes that it may be able to establish alternate supply relationships and can obtain or potentially engineer replacement components for some of its single source components, it may be unable to do so in the short term or at all, or at prices, volumes or quality levels that are acceptable to it. Although Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, Lion does not have long-term agreements with all of its suppliers which, may exacerbate risks related to the supply of such components not subject to a long-term supply arrangement. In addition, the inability of any of Lion’s suppliers to deliver necessary parts or components according to Lion’s schedule and at prices, volumes or quality levels acceptable to Lion, or the termination or interruption of any material supply arrangement could materially adversely affect Lion’s business, results of operations or financial condition. Also, if any of Lion’s suppliers become economically distressed or go bankrupt, or is acquired by a competitor of Lion, or if there is a dispute between Lion and one of its suppliers, Lion may be required to, as applicable, provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase its costs, affect its liquidity or cause production disruptions, all of which could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, Lion operates in multiple jurisdictions where it is party to certain agreements with suppliers, vendors, and other third parties located in jurisdictions that could impact enforcement of judgments against such third parties. These agreements may contain provisions that limit such third parties’ liability, require arbitration or litigation in a specific jurisdiction, or provide for indemnification against certain claims. Any limitation in Lion enforcing its rights of judgments against suppliers or other third parties could materially adversely affect Lion’s business, results of operations or financial condition.

Lion may not be able to adequately forecast its inventory and supply requirements, its manufacturing capacity and its profitability under customer orders, which could result in a variety of inefficiencies in its business and hinder its business and could materially adversely affect Lion’s business, results of operations or financial condition.
It is difficult to predict Lion’s future sales. In addition, the vehicles included in Lion’s vehicle order book as of February 28, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and Lion expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times and certain delays could be significant. As a result, it is difficult for Lion to appropriately budget for Lion’s expenses, and Lion may have limited insight into trends that may emerge and affect its business. Lion is required to forecast its demand and its deliveries in order to build its inventory and save supply several months prior to the scheduled delivery of products to customers. Currently, there remains limited historical basis for making judgments on future demand and pace of delivery for Lion’s vehicles or its ability to mass develop, manufacture and deliver vehicles at scale, or Lion’s profitability in the future. If Lion fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If Lion overestimates manufacturing requirements, it or its suppliers may have excess inventory, which indirectly could increase Lion’s costs. For example, in fiscal 2023, the Company’ decision to delay of the start of commercial production of the LionA and LionM resulted in a write-down of inventory of $9.8 million which negatively impacted the Company’s operating losses. If Lion underestimates manufacturing requirements, it or its suppliers may have inadequate inventory, which could interrupt manufacturing of Lion’s vehicles and result in delays in revenues. In addition, lead times for materials and components that Lion’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Lion fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could result in the cancellation of existing orders or materially adversely affect its business, results of operations or financial condition.
In addition, the MPA with the Specified Customer requires Lion to reserve necessary manufacturing capacity to deliver up to 500 trucks per year between now and 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030, which could hinder Lion’s ability to capitalize on future business opportunities. While the Specified Customer has placed a limited number of orders to date, any significant order placed by the Specified Customer could potentially disrupt Lion’s manufacturing operations and impact the delivery schedule of existing orders. Almost all of Lion’s customers operate on a purchase order basis, which means such customers are not required to purchase any specified minimum quantity of vehicles beyond the quantities in an existing purchase order and may in certain circumstances cancel or reschedule purchase orders on relatively short notice, including as a result of the loss or delay in processing of a governmental incentive or subsidy on which an order is conditioned upon, the Company not delivering the vehicle in accordance with the delivery period provided for in the applicable purchase order or otherwise. In additions, delay in the processing of governmental incentives or subsidies have required and may require in the future the Company to reschedule delivery periods under existing purchase orders, which if unsuccessful, can result in the cancellation of orders. Cancellations or a rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses, which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which could materially adversely affect its business, results of operations or financial condition.
Lion’s business heavily depends on its ability to develop, maintain and strengthen the Lion brand. If it is unable to establish, maintain and strengthen its brand, Lion may lose the opportunity to build and maintain a critical mass of customers. Lion’s ability to develop, maintain and strengthen the Lion brand will depend heavily on the success of its sales and marketing efforts, and doing so may be challenging due to Lion’s limited operating history relative to established competitors, customer unfamiliarity with its products, any delays it may experience in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric vehicles, Lion’s production and sales performance compared with market expectations, and other factors including some over which Lion has no control. In addition, it will remain very challenging for Lion to achieve profitability and positive cash flow and Lion cannot guarantee it will achieve either in the near or medium term, or at all, which could make it more difficult for Lion to develop, maintain and strengthen the Lion brand and negatively impact confidence among customers and analysts within its industry. The all-electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and Lion may not be successful in building, maintaining and strengthening its brand. Many of Lion’s current and potential competitors, particularly manufacturers headquartered in the United States, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater resources than Lion. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of Lion’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with Lion, and could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, Lion’s brand is dependent on the quality and performance characteristics of Lion’s vehicles, including battery life and range, which may vary or decline over time including due to factors outside of Lion’s control. Driver behavior, usage, speed, terrain, time and stress patterns may impact the ability of the batteries incorporated into Lion vehicles’ (whether purchased from third party suppliers or produced in-house) to hold a charge, which would decrease Lion’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions and Lion’s brand, and could materially adversely affect Lion’s business, results of operations or financial condition. Lion cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any battery life and range deterioration greater than what’s currently anticipated or any other quality issues, could harm Lion’s reputation and brand, result in customers purchasing vehicles from other manufacturers or in the cancellation of certain orders for Lion vehicles, which could have a material adverse effect on Lion’s business, results of operations or financial condition. In addition, media and other reports on the performance or reliability of Lion’s products, whether founded or unfounded, may negatively influence potential customer decisions and Lion’s brand, and could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is also working with third-party suppliers to enable it to offer a variety of vehicle configurations, upfit equipment options and applications, some of which are still in the process of being developed and/or integrated into Lion’s vehicles. Vehicle manufacturers often experience, and the Company has in the past experienced delays in the design and launch of new products. Any delay in the financing, design, regulatory approval, production and launch of new products, specialized applications or solutions, or in doing so cost-effectively and with high quality, could harm Lion’s reputation and brand or materially adversely affect its business, results of operations or financial condition.
Lion’s growth will depend on its ability to successfully attract new customers and to retain existing customers. Failure to increase sales to both new and existing customers could have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and, its ability to retain existing customers, and its ability to meet current and new customers business needs. Failure to achieve any of the foregoing could materially and adversely affect Lion’s business, results of operations or financial condition. Lion may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

•reductions in Lion’s existing or potential customers’ spending levels, including as a result of any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes;
•increases to customer borrowing costs as a result of higher inflation level or an increase in interest rates;
•competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies; discount, pricing and other strategies that may be implemented by its competitors;
•its ability to execute on its growth strategy;
•a decline in its customers’ level of satisfaction with its vehicles and services;
•changes in its relationships with third parties, including its suppliers and other partners;
•the timeliness and success of new products it may offer in the future; and
•its focus on long-term value over short-term results, meaning that Lion may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.
The electric vehicle industry is highly competitive and Lion is likely to face competition from a number of sources. Lion may not be successful in competing in this industry, which may materially adversely affect its business, results of operations or financial condition.
The North American medium and heavy-duty urban truck market is highly competitive today and Lion expects it will become even more so in the future. Lion’s competition for their trucks comes from manufacturers of purpose-built all-electric vehicles such as Nikola, BYD, and Xos, manufacturers of hybrid/retrofit EVs such as Workhorse, and Hyliion, and manufacturers of trucks with internal combustion engines powered by diesel fuel, which includes Traton, Daimler, Volvo, PACCAR, Hino (Toyota), and other automotive manufacturers. Lion cannot assure that customers will choose its vehicles over those of its competitors’ diesel-powered trucks. As of February 28, 2024, few class 5 to 8 electric trucks or battery electric buses are being sold in the United States or Canada. However, Lion expects that an increasing number of competitors will enter the electric truck market within the next several years.
The North American school bus market is mainly concentrated in the hands of three incumbent automotive original equipment manufacturers (“OEMs”) selling both diesel school buses as well as electric school buses: Blue Bird Corporation, Thomas Built Buses (Daimler), and IC Bus (Navistar International, subsidiary of Traton). In addition to the incumbent diesel school bus OEMs, a few early-stage EV OEMs have entered in competition with Lion such as Green Power Motor, which offers purpose-built electric Type D school buses.
Some of Lion’s current and potential competitors may also have greater financial resources (in part due to their traditional diesel offering), more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than Lion does or other competitive advantages relative to Lion. Many of Lion’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.
Lion expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include total cost of ownership, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect Lion’s business, financial condition and results of operation. There can be no assurances that Lion will be able to compete successfully in the markets in which it operates. If Lion’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of Lion’s vehicles or services, Lion may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect Lion’s business, results of operations or financial condition.
The use of lithium-ion cells may become disfavored as a result of the availability, or perceived superiority of, other types of batteries or technologies, and the occurrence of certain unforeseen events could result in negative public perception of lithium-ion cells.
Lion’s vehicles use lithium-ion cells, which Lion believes currently represent the industry standard for battery technology for electric vehicles. It is possible, however, that other types of batteries or technologies may become favored in the future, such as lithium-iron phosphate, hydrogen or solid state. While Lion believes that its products and services based on the lithium-ion cells that it has chosen for its vehicles present advantages with respect to ease of integration and underlying performance, it is possible that Lion’s customers and partners may deem other technologies as sufficient or superior for their purposes and decide to partner with other manufacturers who employ such technologies. It is possible that the performance, safety features or characteristics, reliability or cost-effectiveness of another form of battery or technology could improve in the future such that the lithium-ion cells used in Lion’s vehicles could become, or be perceived as, inferior or obsolete. In the event that a new form of battery or technology emerges or is deemed to exhibit better performance, operate at lower cost or exhibit better safety features, Lion could be compelled to attempt to integrate those new types of batteries into its vehicles, which may not be possible or feasible at a price that could be attractive to its customers. Any developments with respect to new battery technology, or new electrification technologies that are based on unforeseen developments in cell technology, or the perception that they may occur, may prompt the Company to invest heavily in additional research to compete effectively with these advances, which research and development may not be effective. Any failure by Lion to successfully react to changes in existing technologies could materially adversely affect Lion’s business, results of operations or financial condition.
In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s vehicles use lithium-ion cells which have been observed to catch fire or vent smoke and flame.
The battery packs within Lion’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of Lion’s vehicles could occur, which could result in bodily injury or death and could subject Lion to lawsuits, product recalls, or redesign efforts, all of which could be time consuming and expensive, and materially adversely affect Lion’s business, results of operations or financial condition. Also, any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Lion’s vehicles, could seriously harm Lion's business and prospects.
Failure to carry adequate insurance coverage may have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion maintains liability insurance, property and business interruption insurance, cargo insurance, cybersecurity insurance, automotive liability insurance and directors' and officers' insurance, and such insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that Lion’s insurance coverage will be sufficient, or that insurance proceeds will be paid to Lion in a timely manner. In addition, there are types of losses Lion may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. Additionally, manufacturing of Lion’s vehicles requires it to store a significant number of lithium-ion cells at its facility, and Lion has and may in the future have difficulties in obtaining and maintaining insurance policies covering such risk, whether at reasonable costs, on acceptable terms or with adequate coverage or at all. As a result, Lion may also decide not to insure a portion of its battery cells, modules or packs inventory and manage the risk relating to the storage of battery cells, modules or packs differently, such as diversifying storage solutions and locations. If Lion incurs any material losses in connection with the foregoing, its business, results of operations or financial condition could be materially adversely affected. Moreover, Lion may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or with adequate coverage for certain specific risks or types of assets, such as batteries, which in turn may adversely affect the Company’s business, results of operations or financial condition.
Unfavorable economic conditions may have a material adverse effect on Lion’s business, results of operations and financial condition.
Lion’s business may be affected by global economic markets and levels of customer comfort and spend, including recessions, slow economic growth, economic and pricing instability (including the current inflationary environment), increase of interest rates and credit market volatility, all of which could impact demand in the worldwide transportation industries or otherwise have a material adverse effect on Lion’s business, operating results and financial condition. In addition, unforeseen events such as the global COVID-19 pandemic and geopolitical risks (including as a result of military conflicts) have resulted and may in the future result, in widespread disruptions to economic markets, manufacturing operations, supply chains, employment and customer behavior or governmental spending (as a result of a reduction or different allocation in spending or otherwise). Lion has already experienced, and may continue to experience, adverse effects as a result of these events, including supply chain disruptions and labor shortages. The impact of these and any future unforeseen events on Lion’s business, results of operations and financial condition is yet unknown and varied across geographic regions. Lion’s ability to accurately project supply and demand, infrastructure requirements and pace of delivery for Lion’s vehicles and allocate resources accordingly is critical. If current global market conditions continue or worsen, including further pandemic-related disruptions, geopolitical risks (including as a result of military conflicts), or other unforeseen events, Lion’s business, results of operations and financial condition could be materially adversely affected.
Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact Lion’s business, results of operations or financial condition.
Lion uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for Lion’s products and subcomponents incorporated in Lion’s vehicles have affected and could materially adversely affect Lion’s business, financial condition and results of operations. For example, from time to time, global supply chain disruptions have resulted in delivery delays and increases in transportation costs which negatively affected Lion’s sales, cost of sales and gross profits. Any further delivery delays and increases in transportation costs (including through increased fuel or other energy costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease Lion’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which could necessitate Lion securing alternative shipping suppliers has increased in the past and could also increase Lion’s costs or otherwise materially adversely affect its business, results of operations or financial condition.
Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on Lion’s business, results of operations or financial condition.
Lion generally provides a limited warranty against defects for all of its products, and customers may in certain instances purchase extended warranties. In addition, Lion has in the past been required to proceed to certain product recalls. Lion may also in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by Lion’s limited warranty. Although Lion employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. Lion’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the customer. Lion records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact Lion’s results of operations of financial condition. Lion has made in the past, and may in the future make, product recalls, or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet Lion’s standards, Lion fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that Lion could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm Lion’s reputation and cause it to lose customers, particularly if recalls cause customers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.
In addition, purchase agreements with Lion’s customers may from time to time contain, in addition to Lion’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder or other specific indemnity provisions. Failure by Lion to provide the required levels of performance and availability, even if such failure is the result of factors outside of Lion’s control, could result in Lion being liable or provide indemnification under such contractual arrangements or allow customers to terminate their arrangements with Lion, which could have a material adverse effect on its business, results of operations or financial condition.
An adverse determination in any significant product liability claim against Lion could materially adversely affect its business, results of operations or financial condition.
The development, manufacturing, sale and usage of Lion’s vehicles expose Lion to significant risks associated with product liability claims. The automotive industry in particular experiences significant product liability claims, and Lion may face inherent risk of exposure to claims in the event its vehicles do not perform or are claimed to not have performed as expected. If Lion’s products are defective, malfunction or are used incorrectly by its customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against Lion. Changes to Lion’s manufacturing processes, including as a result of the ramp-up of production capacity at the Joliet Facility and Battery Plant, and the production of new products and applications could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that Lion may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of Lion’s products could have a material adverse impact on Lion’s business, results of operations or financial condition.
Although Lion maintains insurance with respect to future claims in amounts it believes to be appropriate, no assurance can be given that material product liability claims will not be made in the future against Lion, or that claims will not arise in the future in excess or outside the coverage of Lion’s indemnities and insurance. When required, Lion records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, Lion may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against Lion could also harm its reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and the rest of its senior management team. Lion’s inability to retain Mr. Bedard or attract and retain management or other employees who possess specialized market knowledge and technical skills could affect its ability to compete, manage or scale operations effectively or develop new products or otherwise materially adversely affect its business, results of operations or financial condition.
Lion’s success depends, in part, on its ability to retain its key personnel, in particular management and other employees who possess specialized market knowledge and technical skills. Lion is highly dependent on the services of Marc Bedard, its CEO—Founder and second largest shareholder. Mr. Bedard is the source of many of the innovative ideas driving Lion and their execution. If Mr. Bedard were to discontinue his service for Lion due to death, disability or any other reason, Lion could be significantly disadvantaged. The unexpected loss of or failure to retain one or more of Lion’s key employees could adversely affect Lion’s business, results of operations or financial condition. Lion does not currently maintain key man life insurance policies with respect to Mr. Bedard or any other officer.
Lion’s business plans, including the ramp-up of its manufacturing operations at its Saint-Jerome facility, its Joliet Facility and its Battery Plant, are highly dependent on the Company’s continuing ability to identify, hire, attract, train, develop and retain additional employees across all divisions, including highly qualified personnel with specialized market knowledge and technical skills. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and Lion’s ability to hire, attract and retain them depends on Lion’s ability to provide competitive compensation. Lion may not be able to attract, assimilate, develop or retain qualified personnel in the future, and Lion’s failure to do so could materially adversely affect its business, results of operations or financial condition. In addition, global labor shortages have exacerbated and may continue to exacerbate in the future Lion’s exposure to such risk. Any failure by Lion’s management team and employees to perform as expected may have a material adverse effect on its business, results of operations or financial condition.
Any deterioration in the labor environment or relationships with Lion’s employees, work stoppage or similar difficulties could have a material adverse effect on Lion’s business, results of operations or financial condition.
Although none of Lion’s employees are currently represented by a labor union, an election to determine whether the International Association of Machinists and Aerospace Workers will represent certain of the Joliet Facility employees is ongoing as further discussed in section 6.12 of the Company’s Annual Information Form for fiscal 2023 entitled “Employees”. It is common throughout the vehicle manufacturing industry for employees to belong to a union, which could result in increased employee costs, operational restrictions and potential disruptions to operations. The maintenance of a productive and efficient labor environment and, in the event of unionization of employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labor environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of Lion’s business, any of which could have a material adverse effect on Lion’s business, results of operations or financial condition. The Company may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on Lion’s business, results of operations or financial condition.
The terms of Lion’s debt instruments contain, and the terms of its future indebtedness may contain, certain covenants that restrict its ability to engage in certain transactions.
The instruments governing Lion’s indebtedness contain restrictive covenants that may limit its discretion with respect to certain business matters and require it to meet certain financial ratios and financial condition tests. Lion may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The restrictions in the instruments governing Lion’s indebtedness may prevent it from taking actions that it believes could be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with companies that are not similarly restricted. Such restrictions may include restrictions relating to Lion’s ability to engage in certain transactions, including potential mergers, acquisitions, or other change of control transactions, which could limit its ability to pursue strategic opportunities. Further, the IQ Loan, the SIF Loan, the Convertible Debentures and the Non-Convertible Debentures contain certain affirmative and negative covenants, including, as applicable as further described in section 9 of the Company’s Annual Information Form for fiscal 2023 entitled “Description of Material Indebtedness”, certain covenants relating to Lion’s workforce, operations, and R&D activities, and to the location of its head office, all of which could restrict Lion in the manner in which it wishes to conduct its business.
Lion’s ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument that would permit applicable lender(s) to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, or cause cross-defaults under Lion’s other debt instruments. If Lion is unable to repay its indebtedness, or otherwise defaults under its indebtedness, lenders could intent proceedings or proceed against the collateral securing any debt. In any such case, Lion may be unable to borrow under the agreements under which such other indebtedness is issued, which could have a material adverse effect on its business, results of operations or financial condition.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
Lion reports its financial results in U.S. dollars and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. For the year ended December 31, 2023, approximately 65% of Lion’s revenues were realized in Canada. Lion is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the Canadian dollar, depreciates relative to the U.S. dollar, Lion’s foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on Lion’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, Lion’s operating costs will increase when translated to U.S. dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between Lion’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of Lion’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.
While Lion actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Lion currently does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that Lion’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that Lion will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.
Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect Lion’s business, results of operations or financial condition.
The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the COVID-19 pandemic, boycotts and geo-

political events, such as civil unrest and acts of terrorism, military conflicts or similar disruptions could materially adversely affect Lion’s business, results of operations or financial condition. Some of these events could result in physical damage to property, an increase in energy prices and raw materials, potential supply chain disruptions, temporary or permanent closure of one or more of Lion’s current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport from overseas, or disruption to Lion’s information systems. Lion may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.
Lion has limited experience servicing a large fleet of trucks. Lion’s inability to address the servicing requirements of its customers and leverage vehicle and customer data could materially adversely affect its business, results of operations or financial condition.
Lion has limited experience in servicing a large fleet of trucks and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow. Lion may have to build new experience centers in the United States and in Canada and expand services and coverage at its current experience centers to increase such servicing capabilities. In addition, as Lion increases deliveries and Lion vehicles are operated in additional locations in Canada in the United States, Lion will increasingly be required to provide servicing capabilities in locations where it does not have an experience center, including, in certain instances, remote locations.
Lion has partnered, and may from time to time in the future partner, with third-parties, where possible, to perform some or all of the servicing on its vehicles, and there can be no assurance that Lion will be able to enter into effective arrangement with any such third-party provider. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing Lion vehicles. There can be no assurance that service arrangements with third-parties will adequately address the service requirements of Lion’s customers to their satisfaction, or that Lion and its servicing partners will have sufficient resources, experience or inventory to meet these service requirements in a timely manner.
Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although Lion believes the experience it has gained servicing its electric buses and in the initial deliveries of urban trucks positions it well to service its urban trucks and future products, Lion has limited after-sale experience of maintaining and servicing a large fleet of urban trucks for its customers, including with respect to charging infrastructure solutions and there is no guarantee Lion will be able to do so. Failure to address the servicing requirements of its customers could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition. If the Company experiences delays in adding such servicing capacity or servicing its vehicles efficiently, or experience unforeseen issues with the reliability of its vehicles, particularly higher-volume and relatively newer additions to its product offering, it could overburden its servicing capabilities and parts inventory.
Lion’s customers will also depend on Lion’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. Lion’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as Lion’s platform. As it continues to grow, additional pressure may be placed on Lion’s customer support team, and Lion may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Lion may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Lion’s results of operation. If Lion is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.
In addition, Lion relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. Lion uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. Lion’s inability to obtain this data or the necessary rights to use this data or Lion’s inability to properly analyze or use this data could result in Lion’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect Lion’s business, results of operations or financial condition.
Lion’s future growth is dependent upon the trucking and busing industries’ and Lion’s other customers’ willingness to adopt all-electric vehicles and specifically Lion’s vehicles.
Lion’s future growth is highly dependent upon the adoption by the commercial trucking and busing industries and Lion’s other target customers of, and Lion is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that Lion expects, or if critical assumptions Lion has made regarding the efficiency of its vehicles are incorrect or incomplete, Lion’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing customer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:
•perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery cells, modules and packs), design, performance and cost;
•perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;
•the limited range over which electric vehicles may be driven on a single battery charge;
•the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short-term declines resulting from adverse weather conditions;
•the availability of service and charging stations for electric vehicles;
•concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•the availability of alternative fuel vehicles;
•improvements in the fuel economy of the internal combustion engine;
•the introduction of other alternative fuel vehicles or other technologies;
•the environmental consciousness of the trucking and busing industries and Lion’s other target customers;
•volatility in the cost of oil and gasoline;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;
•perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and
•macroeconomic factors.
It is unknown to what extent any possible decreases in the cost of diesel fuel or the introduction of new technologies may impact the market for all-electric vehicles. The battery electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes. Lion may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative or analogous technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may harm Lion’s competitive position and growth prospects or materially and adversely affect Lion’s business, results of operations or financial condition, including in ways which it currently does not anticipate. In addition, even if the trucking and busing industries and Lion’s other target customers adopt all-electric vehicles, Lion may be unable to maintain or improve its competitive position and market share, which could adversely affect Lion’s business, results of operations or financial condition.
Inadequate access to charging stations could impact the demand for all-electric vehicles, and failure by Lion to meet user expectations related to, or other difficulties in providing, charging solutions could harm Lion’s reputation or materially adversely affect its business, results of operations or financial condition.
Demand for Lion’s vehicles will depend in part upon the availability of a charging infrastructure. The Company markets its ability to provide its customers with comprehensive charging solutions. The Company has limited experience in the actual provision of its charging solutions to customers and providing these services is subject to challenges, which include:
•successful integration with existing third-party charging networks;
•inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles charging equipment or real or personal property;
•access to sufficient charging infrastructure;
•availability of reliable and sufficient sources of electrical power;
•obtaining any required permits, land use rights and filings;
•the potential for lack of customer acceptance of Lion’s charging solutions; and
•the risk that government support for electric vehicles and infrastructure may not continue.
While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase Lion’s vehicles because of the lack of a more widespread charging infrastructure. Further, to provide its customers with access to sufficient charging infrastructure, the Company will rely on the availability of, and successful integration of its vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for all-electric vehicles, including Lion’s. In addition, given Lion’s limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder its ability to provide its solutions or make the provision of its solutions costlier than anticipated. To the extent the Company is unable to meet user expectations or experience difficulties in providing charging solutions, its reputation could be harmed, and its business, results of operations or financial condition could be materially adversely affected.
Lion’s distribution model is different from the typical distribution model for most vehicle manufacturers and may limit Lion’s ability to sell its vehicles directly to customers in certain states in the United States or provide service from a location in every state.
Lion operates under a distribution model pursuant to which it sells vehicles directly to customers where possible. That said, certain U.S. states have laws that impose or may be interpreted to impose limitations on this direct-to-customer sales model for manufacturers such that Lion has in certain instances entered into distribution agreements with a select group of third-party dealers to abide by local laws and regulations in certain states requiring medium and heavy-duty vehicles to be sold through dealerships. The application of these state laws to Lion’s operations is complex and may be difficult to predict. Laws in some states may limit Lion’s ability to obtain dealer licenses from state motor vehicle regulators or to own or operate its own service centers. In addition, certain of the distribution agreements entered into with such third-party dealers may impose restrictions on the conduct of Lion's business in the applicable state, which could interfere with Lion's sales and marketing efforts in a particular state. As a result, the Company may not be able to sell directly to customers in each state in the United States or provide service from a location in every state. Continued regulatory limitations and other obstacles interfering with Lion’s ability to sell vehicles directly to customers could materially adversely affect Lion’s business, results of operations or financial condition.

Lion’s vehicles are subject to numerous mandated safety standards. Lion may be unable to comply with such safety standards, or could incur significant costs in order to do so, which could in each case materially adversely affect its business, results of operations or financial condition.
The vehicles that Lion manufactures and sells are subject to various and complex safety standards across jurisdictions where Lion operates. For example, in the United States, the National Traffic and Motor Vehicle Safety Act of 1966 regulates vehicles and vehicle equipment by prohibiting the sale of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by the National Highway Transportation Safety Administration, while in Canada, the Motor Vehicle Safety Act regulates vehicles and Transport Canada develops and enforces Motor Vehicle Safety Standards which are generally harmonized with the standards in the United States. Meeting or exceeding such safety standards is costly and has continued to evolve alongside developments in technology and safety expectations. Although Lion continuously evaluates requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service its vehicles in the United States and Canada, it may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its vehicles, especially for future vehicles. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) requires that every model year be zero-emission certified by executive order of the Company. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Similar regulations exist in other jurisdictions, including Canada. Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles, or the incurrence of material unexpected costs in connection therewith, could have a material adverse effect on Lion’s business, results of operations or financial condition.
In addition, certain governmental incentives or subsidies are conditional upon vehicles meeting certain standards and certifications. For example, the CARB certification is required to participate in California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Failure by Lion to maintain or obtain any necessary approval for, or otherwise satisfy motor vehicle standards with respect to, its existing or future electric vehicles could therefore result in the loss of governmental incentives or subsidies in respect to Lion products, including in certain instances in respect of existing orders, which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion is subject to substantial laws, regulations and standards, including related to product safety, health and safety and environmental matters, each of which could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws, regulations or standards could materially adversely affect its business, results of operations and financial condition.
As a manufacturing company, including with respect to the Saint-Jerome facility, the Joliet Facility and the Battery Plant, Lion is subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the United States and Canada, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, operating and maintaining its facilities. The costs of compliance, including remediating contamination if any is found on Lion’s properties, or at sites where Lion has sent wastes for disposal, and any changes to Lion’s operations mandated by new or amended laws, may be significant. Lion may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its facilities, which would hinder operation of these facilities and Lion’s ability to operate its business or execute its growth strategy. Such costs and delays may materially adversely impact Lion’s business, results of operations or financial condition. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Lion’s operations. In addition, battery electric vehicles are subject to substantial regulation under international, federal, state, provincial and local laws and implementing regulations, and these requirements are subject to change. For example, several jurisdictions have adopted, or are considering adopting, laws related to supply chain sustainability. Lion incurs significant costs in complying with applicable laws and regulations and may be required to incur additional costs to comply with any changes to such laws or regulations, and any failures to comply could result in significant expenses, delays or fines, or otherwise materially adversely affect Lion’s business, results of operations or financial condition.
Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect Lion’s business, results of operations or financial condition.
While Lion began manufacturing vehicles at the Joliet Facility in November 2022, the majority of its vehicles are currently manufactured in, and distributed from, its Saint-Jerome facility. For the years ended December 31, 2023 and 2022, Lion’s total sales outside Canada represented approximately 35% and 13%, respectively, of its total sales, and Lion intends to continue to expand its operations and promote its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (CUSMA), tariffs or negative geo-political events could adversely affect such growth. The resulting environment could have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion has incurred significant capital expenditures in connection with the construction of its Joliet Facility, which is expected to support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles. Ramping up production at Lion’s Joliet Facility will require Lion to incur operational expenditures in the future, if and when it accelerates its production cadence at the Joliet Facility. If eligibility criteria for “Made in America” vehicles set forth in the Buy America Act were to change, or if other trade protection measures were to be implemented by the United States or any other jurisdiction in which the Company operates, Lion could have to incur significant cost to adjust its operations in order to ensure eligibility and compliance thereunder or Lion could potentially no longer be eligible under certain programs, which could result in a material adverse effect on Lion’s business, results of operations or financial condition.
Tax matters and changes in tax laws could materially adversely affect Lion’s business, results of operations or financial condition.
Lion conducts operations, directly and through its U.S. subsidiaries, in Canada and the United States and is therefore subject to income taxes in Canada and the United States. Lion’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Lion’s operating results before taxes, and the outcome of income tax audits in Canada, the United States, or other jurisdictions. Lion regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Lion’s assessments turn out to be incorrect, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion generally conducts business in the United States through its U.S. subsidiaries. Due to the complexity of multinational tax obligations and filings, Lion may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Lion’s business, results of operations, or financial condition.
The tax laws of Canada and the United States as well as potentially any other jurisdiction in which Lion may operate in the future, have detailed transfer pricing rules that require that all transactions with non-resident related parties satisfy arm’s length pricing principles. Although Lion believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where Lion carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Lion’s transfer pricing policies, Lion could be subject to additional income tax expenses, including interest and penalties. Any such increase in Lion’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.
In addition, Lion is also entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although Lion believes that the claims or deductions have been reasonably determined, there can be no assurance that Canadian or other relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, Lion’s business, results of operations, or financial condition could be materially adversely affected.
Lion may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect. These changes could adversely affect Lion’s taxation, especially as Lion expands its relationships and operations internationally and could have a material adverse effect on Lion’s business, results of operations, or financial condition.
Lion’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.
Lion is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Lion takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Lion is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Lion and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.
Lion is subject to information technology and cybersecurity risks, including potential breaches or interruptions to operational and security systems, infrastructure, software, and customer data processed by it or third-parties suppliers, and such risks may have a material adverse effect on Lion’s business, results of operations or financial condition.
Lion is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party suppliers; (ii) facility security systems, owned by it or its third-party suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party suppliers; (iv) the integrated software in Lion’s vehicles; or (v) customer or driver data that Lion processes or Lion’s third-party suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise certain information of customers, employees, suppliers, drivers or others, jeopardize the security of Lion’s facilities, or affect the performance of transmission control modules or other in-product technology and the integrated software in Lion’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors or terrorist groups) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, viruses, trickery, denial or degradation of service attacks, ransomware, social engineering schemes or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.
Although Lion maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of Lion’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of Lion’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect Lion’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. Lion cannot be sure that these systems upon which it relies, including those of its third-party suppliers, will be effectively implemented, maintained or expanded as planned. If Lion does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, Lion’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in Lion’s internal control over financial reporting, which may impact Lion’s ability to certify its financial results. Moreover, Lion’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, Lion may be required to expend significant resources to make corrections or find alternative sources for performing these functions.
A significant cyber incident could impact Lion’s manufacturing capacity or production capability, harm its reputation, cause Lion to breach its contractual arrangements with other parties or subject Lion to regulatory actions or litigation, any of which could materially affect its business, results of operations or financial condition. In addition, Lion’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.
Lion also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. Lion also works with partners and third-party service providers that may in the course of their business relationship with Lion collect, store and process such data on Lion’s behalf and in connection with Lion’s products and services. There can be no assurance that any security measures that Lion or its third-party service providers or suppliers have implemented will be effective against current or future security threats. While Lion has developed systems and processes designed to protect the availability, integrity, confidentiality and security of Lion’s, Lion’s customers’, drivers’ and employees’ and others’ data, such security measures or those of its third-party service providers, suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, Lion may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident.
Collection, use, disclosure, storage, transmission or other processing of Lion’s customers’, employees’ and others’ information in conducting Lion’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on Lion’s use of such information and hinder Lion’s ability to acquire new customers or market to existing customers. Laws in the United States and Canada require Lion to provide notice to individuals, customers, regulators and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could have serious negative consequences for Lion’s business, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Customers may also object to Lion’s or its third party service providers’ collection or processing of certain information, including personal data. Any such event could harm Lion’s reputation and result in litigation against it, or otherwise materially adversely affect its business, results of operations or financial condition.
Any unauthorized control or manipulation of the information technology systems in Lion’s vehicles could result in loss of confidence in Lion and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.
Lion’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. Lion has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change Lion’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and Lion’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of Lion’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that Lion’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect Lion’s brand and harm Lion’s business, results of operations or financial condition.
Lion has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in Lion incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.
As part of its growth strategy, Lion may from time to time explore or enter into strategic alliances, partnerships or investments or acquisitions and/or other inorganic growth opportunities. There are risks associated with the foregoing, including:
•the sharing of confidential information;
•the diversion of management’s time and focus from operating its business;
•the use of resources that are needed in other areas of its business;
•unforeseen costs or liabilities;
•adverse effects to Lion’s existing business relationships with partners and suppliers;
•litigation or other claims arising in connection with the acquired company, investment, partnership or joint venture;
•the possibility of adverse tax consequences;
•in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company; and
•in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of its corporate culture.
Lion may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Lion may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the common shares of the Company, or result in issuances of securities with superior rights and preferences to the common shares of the Company or the incurrence of debt with restrictive covenants that limit Lion’s future uses of capital in pursuit of business opportunities. Lion may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to such opportunity that are acceptable to it. At this time Lion has made no commitments or agreements with respect to any such material transactions.
Lion’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if Lion is unsuccessful in addressing or mitigating technical limitations in its systems, Lion’s business, results of operations or financial condition could be materially adversely affected.
Lion’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in Lion’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Lion’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise Lion’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within Lion’s software and hardware. Although Lion attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of Lion’s customers, and any deployment of software updates may result in significant costs to Lion. Additionally, if Lion is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If Lion is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, Lion may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect Lion’s business, results of operations or financial condition.
Lion relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage Lion’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, results of operations or financial condition.
Protection of proprietary technology, processes, methods and other intellectual property related to Lion is critical to its business. Lion relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and Lion does not hold any patents related to its business. As a matter of course, Lion employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, Lion enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect Lion’s intellectual property rights could result in Lion’s competitors offering similar products, potentially resulting in the loss of some of

Lion’s competitive advantage and a decrease in revenue which would adversely affect Lion’s business, results of operations or financial condition.
As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.
Further, Lion may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use Lion’s information and proprietary technology without authorization or otherwise infringe on Lion’s intellectual property and other proprietary rights. Lion may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on Lion’s business, results of operations or financial condition regardless of the outcome.
As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada. Policing the unauthorized use of Lion’s intellectual property in foreign jurisdictions may be difficult. Therefore, Lion’s intellectual property rights may not be as strong or as easily enforced outside of Canada. Failure to adequately enforce Lion’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of Lion’s competitive advantage and a decrease in its revenue, which would adversely affect its business, results of operations or financial condition.
Lion may need to defend itself against intellectual property infringement or trade secret misappropriation claims, which may be time-consuming, could cause it to incur substantial costs and could prevent Lion from developing or commercializing future products.
Companies, organizations or individuals, including Lion’s competitors, may own or obtain patents, trademarks or other intellectual property or proprietary rights that would prevent or limit Lion’s ability to make, use, develop or sell its vehicles or components, which could make it more difficult for Lion to operate its business. Lion may receive inquiries from owners of intellectual property rights inquiring whether it infringes their proprietary rights. Lion may also be the subject of allegations that it has misappropriated a third party’s trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to the operation of Lion’s business, including in respect of battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. Some of these companies or competitors may be bigger than Lion and therefore have greater resources to dedicate to initiate or defend against those claims, whether founded or unfounded. In response to a determination that Lion has infringed or misappropriated upon a third party’s intellectual property rights, Lion may be required to do one or more of the following: (i) cease development, sales, or use of vehicles that incorporate the asserted intellectual property, (ii) establish and maintain alternative branding for its products and services, (iii) pay substantial damages, (iv) obtain a license from the owner of the asserted intellectual property right, which license may not be available on commercially reasonable terms or at all; or (v) redesign one or more aspects or systems of its vehicles.
Any litigation or claims against Lion, whether valid or invalid, could result in substantial costs and diversion of resources or otherwise materially adversely affect its business, results of operations and financial condition.
Lion also licenses patents and other intellectual property from third parties, including its third-party suppliers, and Lion may face claims that the use by it of this in-licensed technology infringes the intellectual property rights of others. In such cases, Lion would seek indemnification from its licensors. However, Lion’s rights to indemnification may be unavailable or insufficient to cover Lion’s costs and losses, which could materially adversely affect Lion’s business, results of operations and financial condition. As well, Lion cannot be certain that such licensed intellectual property will afford protection against competitors with similar technology as the scope of protection of issued patent claims is often difficult to determine. The claims under any licensed patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to the patented technology.
The share price of the Company’s common shares has been and may continue to be volatile.
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s common shares and other listed securities has and could be further subject to significant fluctuations. Some of the factors that may cause the market price of the Company’s common shares to fluctuate include:
•volatility in the market price and trading volume of comparable companies;
•actual or anticipated changes or fluctuations in Lion’s operating results or in the expectations of market analysts;
•short sales, hedging and other derivative transactions in the Company’s common shares;
•publication of research reports or news stories about Lion, its competitors or its industry;
•litigation or regulatory action against Lion;
•positive or negative recommendations or withdrawal of research coverage by securities analysts;
•the impact of any public announcements made in regard to any transactions;
•adverse market reaction to any indebtedness it may incur or additional securities it may issue in the future;
•investors’ general perception of Lion and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;
•changes in general political, economic, industry and market conditions and trends;
•sales of the Company’s common shares by existing shareholders;
•recruitment or departure of key personnel;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Lion or its competitors; and
•the other risk factors described in this section of this MD&A
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of Lion’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company’s common shares by those institutions, which could materially adversely affect the trading price of the Company’s common shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, Lion’s business, results of operations or financial condition and the trading price of Lion’s common shares may be materially adversely affected.
In addition, broad market and industry factors may harm the market price of the Company’s common shares. Hence, the price of the Company’s common shares could fluctuate based upon factors that have little or nothing to do with it, and these fluctuations could materially reduce the price of the Company’s common shares regardless of Lion’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If Lion is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and Lion’s business, results of operations and financial condition could be materially adversely affected.

The Business Combination with NGA increases the potential for shareholder litigation.
Lion went public via the Business Combination with NGA, a special purpose acquisition company (“SPAC”). Through the Business Combination, a wholly-owned affiliate of Lion merged with NGA, which resulted in NGA becoming a wholly-owned subsidiary of Lion. The popularity of going public in recent years via a merger with a SPAC has resulted in heightened regulatory, activist or other public scrutiny and a corresponding increase in the number of shareholder lawsuits. The Company is therefore subject to an increased risk of shareholder litigation relating to NGA’s directors and officers in connection with the Business Combination. For example, on November 1, 2023, a putative verified class action complaint (the “Complaint”) was filed in the Delaware Court of Chancery against the pre-Business Combination directors and officers of NGA, now a wholly-owned subsidiary of the Company, and Northern Genesis Sponsor, LLC, the sponsor of NGA’s special purpose acquisition company merger with a wholly-owned subsidiary of the Company in May 2021 alleging, among other things, that the director and officer defendants and NGA’s sponsor breached their fiduciary duties in connection with the Business Combination as well as a related claim for unjust enrichment as a result of the challenged Business Combination, as further described in section 13 of the Company’s Annual Information Form entitled “Legal Proceedings and Regulatory Actions.” These sorts of lawsuits, proceedings or other disputes, regardless of merit, can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fines. In addition, lawsuits and other legal proceedings may be time-consuming and cause management to divest time and attention from other aspects of Lion’s business, all of which could, alone or in combination with the impact on the Company's manufacturing operations described above, materially adversely affect Lion’s business, results of operations or financial condition.
Certain of Lion’s existing shareholders have significant influence over Lion.
As of February 28, 2024, PEC, directly or indirectly, owns or controls approximately 34.1% of Lion’s issued and outstanding common shares, and 9368-2672, directly or indirectly, owns or controls approximately 11.5% of Lion’s issued and outstanding common shares, in each case, on a non-diluted basis. Each of PEC and 9368-2672 may therefore have significant influence over Lion’s management and affairs, which could limit a shareholder’s ability to influence the outcome of matters submitted to shareholders for a vote, including election of directors and significant corporate transactions. In addition, Lion has entered into a Nomination Rights Agreement, pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 are granted certain rights to nominate members of Lion’s Board of Directors (including, in certain cases, members of committees of Lion’s Board of Directors) for so long as it holds a requisite percentage of the total voting power of Lion. See section 14 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Interest of Management and Others in Material Transactions” for a summary description of the Nomination Rights Agreement. The market price of Lion’s common shares could be adversely affected due to the significant influence and voting power of PEC and 9368-2672. Moreover, the significant influence and voting interest of PEC and 9368-2672 may discourage transactions involving a change of control, including transactions in which an investor, as a holder of Lion’s common shares, might otherwise receive a premium for Lion’s common shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed.
Additionally, PEC’s interests may not align with the interests of Lion’s other shareholders. PEC (or its affiliates or related entities) is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Lion. PEC (or its affiliates or related entities) may also pursue acquisition opportunities that may be complementary to Lion’s business, and, as a result, those acquisition opportunities may not be available to Lion.
Future sales (or the perception of future sales) of Lion’s securities by existing shareholders or by Lion could cause the market price of Lion’s common shares to drop significantly, even if its business is doing well.
The Company may issue additional securities to finance future activities. Sales of a substantial number of Lion’s common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Lion’s common shares or securities convertible into Lion’s common shares intend or that Lion intends to sell common shares or securities convertible into common shares, could reduce the market price of Lion’s common shares. A decline in the market prices of the common shares could impair Lion’s ability to raise additional capital through the sale of securities should Lion desire to do so.
Lion entered into a registration rights agreement pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of common shares of the Company held by them.
The Specified Customer Warrant entitles the Specified Warrantholder to acquire, subject to the terms thereof (including applicable vesting conditions) up to 35,350,003 common shares of Lion at an exercise price of $5.66 per share, the whole as described in section 12.0 of this MD&A entitled “Components of Results of Operations”. In addition, as of February 28, 2024, the Company had outstanding 27,111,323 Business Combination Warrants, with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, 22,637,795 2022 Warrants, with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one common share of Lion at an exercise price of $2.80 per share for a period of five years until December 16, 2027, and 22,500,000 July 2023 Warrants, with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one common share of Lion at an exercise price of C$2.81 per share for a period of five years until July 14, 2023. The Company also issued in July 2023 approximately $74 million aggregate principal amount of Convertible Debentures, which Convertible Debentures will mature on July 19, 2028 and are convertible at the holders’ option into common shares of Lion at a conversion price of $2.58 per share. Any exercise by the Specified Warrantholder, any holder of Business Combination Warrants, the 2022 Warrants or the 2023 Warrants of its right to acquire common shares of the Company pursuant to the Specified Customer Warrant, the Business Combination Warrants, the 2022 Warrants or the July 2023 Warrants as applicable, or any exercise by any holder of Convertible Debentures of its right to convert its Convertible Debentures into common shares will dilute the ownership interests of Lion’s then-existing shareholders and reduce Lion’s earnings per share. In addition, any sales in the public market of any Lion’s common shares issuable upon the exercise of the Specified Customer Warrant, Business Combination Warrants, 2022 Warrants, or July 2023 Warrants or conversion of Convertible Debentures could adversely affect prevailing market prices of Lion’s common shares. Further, the Company cannot predict the size of future issuances of Lion’s common shares or the effect, if any, that future issuances and sales of Lion’s common shares will have on the market price of common shares. Sales of a substantial number of Lion’s common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Lion’s common shares.
If securities or industry analysts do not publish or cease publishing research or reports about Lion, its business or market, or if they change their recommendations regarding the Company’s common shares adversely, the price and trading volume of the Company’s common shares could decline.
The trading market for the Company’s common shares is influenced by the research and reports that industry or securities analysts publish about Lion, its business, its market or its competitors. If any of the analysts who cover Lion or may cover Lion in the future change their recommendation regarding the Company’s common shares adversely, or provide more favorable relative recommendations about its competitors, the price of the Company’s common shares would likely decline. If any analyst who covers Lion or may cover it in the future were to cease coverage of Lion or fail to regularly publish reports on it, Lion could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Company’s common shares to decline.
Lion does not expect to declare any dividends in the foreseeable future.
The Company has never declared or paid any dividends on its common shares, and the Company anticipates reinvesting earnings to finance its business and its growth strategy, and does not anticipate declaring any cash dividends to holders of Lion’s common shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
The payment of future dividends, if any, will be reviewed periodically by Lion’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.
Lion is a foreign private issuer within the meaning of the SEC rules, and as such is exempt from certain provisions applicable to U.S. domestic public companies and is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE Listed Company Manual.
Because Lion qualifies as a foreign private issuer under the Exchange Act, Lion is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP; the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD. Lion is required to file an annual report on Form 40-F at the time of filing of its annual information form in Canada. In addition, Lion publishes its results on a quarterly basis as press releases distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases and disclosure documents prepared in accordance with Canadian requirements relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information Lion is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of the Company’s common shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.
In addition, as a corporation incorporated under the Business Corporations Act (Quebec) listed on the NYSE, Lion is subject to the NYSE Listed Company Manual. However, the NYSE Listed Company Manual permits a foreign private issuer like Lion to follow certain of the corporate governance practices of its home country. Certain corporate governance practices in Canada, which is Lion’s home country, may differ significantly from the NYSE Listed Company Manual. Lion may rely on home country practice with respect to its corporate governance, and Lion is currently doing so with respect to certain corporate governance requirements. As a result, holders of the Company’s common shares may be afforded less protection than they otherwise would enjoy under the NYSE Listed Company Manual applicable to U.S. domestic issuers.
Any issuance of preferred shares could make it difficult for another company to acquire Lion or could otherwise adversely affect holders of the Company’s common shares, which could depress the price of the Company’s common shares.
Lion’s Board of Directors has the authority to issue preferred shares of the Company and to determine the preferences, limitations and relative rights of such preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its shareholders. Any such preferred shares of the Company could be issued with liquidation, dividend and other rights superior to the rights of the Company’s common shares. The potential issuance of preferred shares may delay or prevent a change in control of Lion, discourage bids for the Company’s common shares at a premium over the market price and adversely affect the market price and other rights of the holders of the Company’s common shares.

Lion’s constating documents and certain Canadian legislation contain provisions that may have the effect of delaying or preventing certain change in control transactions or shareholder proposals.
Certain provisions of Lion’s By-laws (as defined below) and certain Canadian legislation, together or separately, could discourage or delay certain change in control transactions or shareholder proposals. Lion’s By-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. The Business Corporations Act (Quebec) requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. The Investment Canada Act requires that a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold common shares of the Company may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in Lion. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to Lion’s shareholders.
Lion’s constating documents provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to its internal affairs will be required to be litigated in Canada, other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with Lion
Lion’s By-laws include a forum selection provision that provides that, unless Lion consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Quebec, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Lion’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Lion’s directors, officers, or other employees to Lion; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s By-laws; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among Lion, its affiliates and their respective shareholders, directors and/or officers, but excluding claims related to Lion’s business or such affiliates. The forum selection provision also provides that Lion’s securityholders are deemed to have consented to personal jurisdiction in the Province of Quebec and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
In addition, Lion’s By-laws provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in Lion’s By-laws. Additionally, Lion’s securityholders cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder. The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Lion or its directors, officers or employees, which may discourage the filing of lawsuits against Lion and its directors, officers and employees, even though an action, if successful, might benefit its shareholders. The courts of the Province of Quebec may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Lion than to its shareholders. If a court were to find either choice of forum provision contained in Lion’s By-laws to be inapplicable or unenforceable in an action, Lion may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Lion’s business, results of operations and financial condition.
Investors may be subject to adverse U.S. federal income tax consequences if the Company is or becomes a passive foreign investment company for U.S. federal income tax purposes.
A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.
Based on Lion’s financial statements and its expectations about the nature and amount of its income, assets and activities and the market value of its equity, Lion does not believe that it was a PFIC for its taxable year ended December 31, 2023. No assurance can be given that Lion will not be a PFIC for the current or any future taxable year. If Lion is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain United States Federal Income Tax Considerations” in section 19 of the Company's Annual Information Form for the year ended December 31, 2023 entitled “Certain United States Federal Income Tax Considerations”) holds common shares of the Company, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Passive Foreign Investment Company Status” in section 19 of the Company's Annual Information Form for the year ended December 31, 2023 entitled “Certain United States Federal Income Tax Considerations”. Prospective investors are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of common shares or warrants.
Additional Information
Additional information relating to Lion is available on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov.